Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

ZOLTEK COMPANIES, INC.,

TORAY INDUSTRIES, INC.

and

TZ ACQUISITION CORP.

Dated September 27, 2013

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- ii -

Exhibit A     Charter of Surviving Corporation

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GLOSSARY OF DEFINED TERMS

Defined Term	Where Defined

Acceptable Confidentiality Agreement	Section 6.4(b)
Acquisition Proposal	Section 6.4(c)
Affected Employees	Section 6.12(a)
Affected Non-Union Employee	Section 6.12(a)
Affected Union Employee	Section 6.12(a)
Affiliate	Section 9.9(c)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.4(d)(ii)
Applicable Laws	Section 4.5(a)
Articles of Merger	Section 1.1(b)
Available Credit Sources	Section 5.5
Book-Entry Shares	Section 3.2(b)(i)
business day	Section 9.9(d)
By-Laws	Section 2.2
Certificate	Section 3.1(a)
CFIUS	Section 4.7(b)
Change of Recommendation	Section 6.4(d)(i)
Charter	Section 2.1
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 3.2(g)
Company	Preamble
Company Benefit Plans	Section 4.12(a)
Company Board	Recitals
Company By-Laws	Section 4.1
Company Charter	Section 4.1
Company Common Stock	Section 4.3
Company Disclosure Letter	Article 4 Preface
Company Employees	Section 4.12(a)
Company IP Agreements	Section 4.15(b)
Company Material Adverse Effect	Section 9.9(f)
Company Option	Section 3.3(a)
Company Permits	Section 4.5(b)
Company Preferred Stock	Section 4.3
Company Real Property	Section 4.6
Company Recommendation	Section 4.19
Company Reports	Section 4.8(a)
Company Securities	Section 4.3
Company Shareholder Approval	Section 4.20
Company Shareholders Meeting	Section 6.3
Confidentiality Agreement	Section 9.9(e)
Dissenting Shares	Section 3.2(f)
Dissenting Shareholders	Section 3.2(f)
DTC	Section 3.2(b)(ii)
DTC Payment	Section 3.2(b)(ii)
D&O Insurance	Section 6.10(c)
Effective Time	Section 1.1(b)

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Environmental Laws	Section 4.14(g)
ERISA	Section 4.12(a)
Evaluation Date	Section 4.8(c)
Exchange Act	Section 3.5
Exchange Fund	Section 3.2(a)
Excluded Share	Section 3.1(a)
Fairness Opinion	Section 4.19
FCPA	Section 4.26
FINSA	Section 4.7(b)
Governmental Authority	Section 4.7(b)
Grant Date	Section 4.3
Hazardous Materials	Section 4.14(g)
HSR Act	Section 4.7(b)
Indemnified Parties	Section 6.10(a)
IRS	Section 4.12(a)
Intellectual Property	Section 4.15(a)
J.P. Morgan	Section 3.3(b)
Labor Contract	Section 4.13(a)
Liens	Section 4.4
Material Contract	Section 4.21(a)
Maximum Premium	Section 6.10(c)
Measurement Date	Section 4.3
Merger	Recitals
Merger Sub	Preamble
Missouri Law	Section 1.1(a)
Notice of Proposed Change of Recommendation	Section 6.4(d)
Non-U.S. Antitrust Laws	Section 6.5(a)(i)
Parent	Preamble
Parent Disclosure Letter	Article 5 Preface
Parent Expenses	Section 8.6
Parent Fee	Section 8.5(c)
Parent Material Adverse Effect	Section 9.9(g)
Paying Agent	Section 3.2(a)
Permitted Liens	Section 4.23
Per Share Merger Consideration	Section 3.1(a)
Person	Section 3.2(d)
Proceedings	Section 4.9
Proxy Statement	Section 4.24(a)
Real Property Agreements	Section 4.6
Record Holder	Section 3.1(b)
Regulatory Filings	Section 4.7(b)
Related Party	Section 8.5(e)
Release	Section 4.14(g)
Representatives	Section 6.4(a)
Returns	Section 4.11(m)
SEC	Article 4 Preface
Securities Act	Section 4.7(b)
Share	Recitals
Solvent	Section 5.8
Stock Plans	Section 3.3(a)
Subsidiary	Section 9.9(h)

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Superior Proposal	Section 6.4(c)
Surviving Corporation	Section 1.1(a)
tax	Section 4.11(m)
Termination Date	Section 8.2(a)
Termination Fee	Section 8.5(b)
Third Party	Section 6.4(c)
to the knowledge of	Section 9.9(b)
Transactions	Section 3.5
U.S. GAAP	Section 4.3
Voting Agreement	Recitals

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of September 27, 2013, is by and among Zoltek Companies, Inc., a Missouri corporation (the “Company”), Toray Industries, Inc., a Japanese kabushiki kaisha (“Parent”), and TZ Acquisition Corp., a Missouri corporation and a wholly-owned subsidiary of Parent (“Merger Sub”)

RECITALS

WHEREAS, the board of directors of the Company (the “Company Board”) and the respective boards of directors of Parent and Merger Sub have each determined that it is in the best interests of their respective shareholders to consummate the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation in the merger (the “Merger”), upon the terms and subject to the conditions set forth herein, and have each approved and declared advisable this Agreement and the Merger.

WHEREAS, the Company Board and the respective boards of directors of Parent and Merger Sub have each unanimously approved and declared advisable this Agreement and the Merger, whereby, except as expressly provided in Article 3, each share of common stock, par value $0.01 per share, of the Company (each, a “Share” or, collectively, the “Shares”) issued and outstanding immediately prior to the effective time of the Merger will be cancelled and converted into the right to receive the Per Share Merger Consideration.

WHEREAS, concurrently with the execution of this Agreement, Parent has entered into a stockholder voting agreement, dated as of the date hereof, with Zsolt Rumy (the “Voting Agreement”), pursuant to which, subject to the terms thereof, the parties thereto have agreed, among other things, to vote the Shares held by him in favor of the adoption of this Agreement.

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE 1
THE MERGER

Section 1.1     The Merger.

(a)     Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the provisions of The General and Business Corporation Law of Missouri (the “Missouri Law”). As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”). The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the Missouri Law. Without limiting the generality of the foregoing sentence and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

(b)     At the Closing, the parties hereto shall cause the Merger to be consummated by causing articles of merger (the “Articles of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Missouri in accordance with the relevant provisions of the Missouri Law, and shall make all other filings, recordings or publications required under the Missouri Law in connection with the Merger. The Merger shall become effective at such time the Articles of Merger have been duly filed with the office of the Secretary of State of the State of Missouri in accordance with the Missouri Law, or at such later time or date as the parties shall agree and specify in the Articles of Merger in accordance with Applicable Laws (the “Effective Time”).

Section 1.2     The Closing. Subject to Article 7, unless otherwise mutually agreed in writing between the Company and Parent, the closing of the Merger (the “Closing”) shall take place at the offices of Thompson Coburn LLP, One US Bank Plaza, St. Louis, Missouri 63101, at 9:00 a.m., local time, no later than the second business day following the day on which the last to be satisfied or waived of the conditions set forth in Article 7 shall be satisfied or waived in accordance with this Agreement (other than conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions). The date on which the Closing occurs is hereinafter referred to as the “Closing Date.”

ARTICLE 2
ARTICLES OF INCORPORATION AND BY-LAWS;
DIRECTORS AND OFFICERS

Section 2.1     Articles of Incorporation of the Surviving Corporation. As of the Effective Time, the articles of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended as set forth in Exhibit A and as so amended shall be the articles of incorporation of the Surviving Corporation (the “Charter”), until thereafter amended as provided therein or by Applicable Laws (subject to Section 6.10(f)).

Section 2.2     By-Laws of the Surviving Corporation. As of the Effective Time, the by-laws of Merger Sub as in effect immediately prior to the Effective Time shall be amended to change the name of the Surviving Corporation to Zoltek Companies, Inc., and as so amended shall be the by-laws of the Surviving Corporation (the “By-Laws”), until thereafter amended as provided therein, by the Charter or by Applicable Laws (subject to Section 6.10(f)).

Section 2.3     Board of Directors. The directors of Merger Sub, as of the Effective Time, shall, and the parties hereto shall take, and cause to be taken, all actions necessary so that the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, each to hold office until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws.

Section 2.4     Officers. The officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, each to hold office until their respective successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws.

ARTICLE 3
EFFECT OF THE TRANSACTIONS ON CAPITAL STOCK

Section 3.1     Effect of the Merger on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any capital stock of the Company:

(a)     Merger Consideration. Each Share issued and outstanding immediately prior to the Effective Time other than (i) Shares owned by Parent, Merger Sub or any other Subsidiary of Parent, (ii) Dissenting Shares, and (iii) Shares owned by the Company in treasury or by any direct or indirect wholly-owned Subsidiary of the Company (each Share referred to in clauses (i) through (iii) above being an “Excluded Share” and collectively, “Excluded Shares”) shall be converted into the right to receive $16.75 in cash (the “Per Share Merger Consideration”), without interest. At the Effective Time, all of the Shares that have been converted into the right to receive the Per Share Merger Consideration as provided in this Section 3.1 shall cease to be outstanding, shall be automatically canceled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any Shares (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration multiplied by the number of such Shares formerly represented thereby, without interest.

(b)     Treatment of Excluded Shares. Except as provided in the second sentence of this Section 3.1(b), each Excluded Share, by virtue of the Merger and without any action on the part of the holder thereof, shall cease to be outstanding, shall be automatically canceled without payment of any consideration therefor and shall cease to exist, subject to the right of the Record Holders of any Dissenting Shares to demand appraisal with respect to such Dissenting Shares or to receive the Per Share Merger Consideration as contemplated by Section 3.2(f). Each Excluded Share that is owned by any direct or indirect wholly-owned Subsidiary of the Company shall remain outstanding, and no cash or other consideration shall be delivered in exchange therefor. As used in this Article 3, the term “Record Holder” means, with respect to any Shares, a Person who was, immediately prior to the Effective Time, the holder of record of such Shares.

(c)     Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

Section 3.2     Payment.

(a)     Paying Agent. Prior to the Effective Time, Parent shall enter into an agreement (in a form reasonably acceptable to the Company) with a paying agent reasonably acceptable to the Company to act as agent for the shareholders of the Company in connection with the Merger (the “Paying Agent”) to receive the Per Share Merger Consideration to which the shareholders of the Company shall become entitled pursuant to Section 3.1(a). At or prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent sufficient funds to make all payments pursuant to Section 3.1(a) (such cash being hereinafter referred to as the “Exchange Fund”). If a Dissenting Shareholder effectively withdraws its demand for, or loses its, appraisal rights pursuant to Section 351.455 of the Missouri Law with respect to any Dissenting Shares, Parent shall make available or cause to be made available to the Paying Agent additional funds in an amount equal to the product of (i) the number of Dissenting Shares for which the Dissenting Shareholder has withdrawn its demand for, or lost its, appraisal rights pursuant to Section 351.455 of the Missouri Law and (ii) the Per Share Merger Consideration. The Paying Agent shall invest the Exchange Fund as directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Financial Services LLC, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $25.0 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amounts payable under Section 3.1(a) shall be promptly returned to Parent (or its designee). To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment under Section 3.1(a), Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such aggregate payments under Section 3.1(a).

(b)     Payment Procedures.

(i)     Promptly after the Effective Time and in any event not later than the third business day following the Effective Time, the Surviving Corporation shall cause to be mailed to each Record Holder, as of the Effective Time, of an outstanding Certificate or outstanding Certificates that immediately prior to the Effective Time represented outstanding Shares, which have converted into the right to receive the Per Share Merger Consideration with respect thereto, a form of letter of transmittal in customary form and reasonable instructions for use in effecting the surrender of the Certificates. Upon surrender to the Paying Agent of a Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor the Per Share Merger Consideration for each Share formerly represented by such Certificate and such Certificate shall then be canceled. Promptly after the Effective Time and in any event not later than the third business day following the Effective Time (or, solely if delivery of a letter of transmittal (which letter of transmittal shall be in customary form and shall have such provisions as the Company and Parent may reasonably agree) by each Record Holder of uncertificated Shares represented by book-entry (“Book-Entry Shares”) is required by the Paying Agent, promptly following the Paying Agent’s receipt of such letter of transmittal), the Paying Agent shall issue and deliver to each Record Holder of Book-Entry Shares a check or wire transfer for the amount of cash that such holder is entitled to receive pursuant to Section 3.1(a) of this Agreement in respect of such Book-Entry Shares, and such Book-Entry Shares shall then be canceled. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Per Share Merger Consideration payable in respect of the Certificates or Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, or if payment of the Per Share Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of the Certificate or Book-Entry Share surrendered or shall have established to the reasonable satisfaction of Parent or the Paying Agent that such tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 3.2(b), each Certificate (other than with respect to Excluded Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Per Share Merger Consideration as contemplated by this Article 3.

(ii)     Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Paying Agent and the Depository Trust Company (“DTC”) to ensure that (i) if the Closing occurs at or prior to 10:30 a.m. (St. Louis time) on the Closing Date, the Paying Agent will transmit to DTC or its nominees on the Closing Date an amount in cash in immediately available funds equal to the number of Shares other than Excluded Shares held of record by DTC or such nominee as of the Effective Time multiplied by the Per Share Merger Consideration (such amount, the “DTC Payment”), and (ii) if the Closing occurs after 10:30 a.m. (St. Louis time) on the Closing Date, the Paying Agent will transmit to DTC or its nominees on the first business day after the Closing Date an amount in cash in immediately available funds equal to the DTC Payment.

(c)     Transfers. From and after the Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Person presents to the Surviving Corporation, Parent or Paying Agent any Certificates for transfer or any transfer instructions relating to Shares canceled in the Merger, such Person shall be given a copy of the letter of transmittal referred to in Section 3.2(b)(i) and directed to comply with the instructions in that letter of transmittal in order to receive any cash to which such Person is entitled pursuant to this Article 3.

(d)     Termination of Exchange Fund. At the option of the Surviving Corporation, any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the Record Holders of Shares for twelve months after the Effective Time shall be delivered to the Surviving Corporation (or its designee). Any Record Holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article 3 shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or similar laws) only as a general creditor thereof for payment of the Per Share Merger Consideration for such Shares upon compliance with the instructions in the form of letter of transmittal referred to in Section 3.2(b)(i), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any Record Holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. All cash paid upon the surrender of Certificates in accordance with the terms of this Article 3 shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates. For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Authority or other entity of any kind or nature.

(e)     Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the holder’s compliance with customary replacement requirements reasonably established by the Paying Agent, including the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Surviving Corporation, the posting by such Person of a bond in customary amount and upon such terms as may reasonably be required by Parent or the Surviving Corporation as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will deliver the Per Share Merger Consideration payable in respect of the Shares represented by such lost, stolen or destroyed Certificate pursuant to this Article 3.

(f)     Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares that are issued and outstanding immediately prior to the Effective Time and which are held by a shareholder who did not vote in favor of the Merger (or consent thereto in writing) and who is entitled to demand and properly demands appraisal of such shares (the “Dissenting Shares”) pursuant to, and who complies in all respects with, the provisions of Section 351.455 of the Missouri Law (the “Dissenting Shareholders”), shall not be converted into or be exchangeable for the right to receive the Per Share Merger Consideration, but instead such holder shall be entitled only to such rights as are accorded under Section 351.455 of the Missouri Law (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights set forth in Section 351.455 of the Missouri Law), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost its right to appraisal under the Missouri Law. If any Dissenting Shareholder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder’s Shares shall thereupon be treated as if they had been converted into the right to receive, as of the Effective Time, the Per Share Merger Consideration for each such Share, in accordance with Section 3.1, without interest. The Company shall give Parent prompt notice of any demand for appraisal, attempted withdrawal of such demand, and any other instrument served pursuant to Applicable Laws that are received by the Company relating to Company shareholders’ rights of appraisal. Parent shall have the right to participate in all negotiations and proceedings with respect to demands for appraisal by Company shareholders under the Missouri Law. The Company shall not, except with the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned), voluntarily make any payment with respect to any demand for appraisal, offer to settle or settle any such demand or approve any withdrawal of any such demand.

(g)     Withholding Rights. Each of Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled, without duplication, to deduct and withhold from the consideration otherwise payable in respect of Shares pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable state, local or non-U.S. tax law. To the extent that amounts are so withheld by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as the case may be, such withheld amounts shall be (i) timely remitted by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as applicable, to the applicable Governmental Authority, and (ii) treated for all purposes of this Agreement as having been paid to the Record Holder of Shares in respect of which such deduction and withholding was made by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as the case may be.

Section 3.3     Treatment of Stock Plans.

(a)     Options. As of the Effective Time, each option to purchase Shares (each a “Company Option”) granted under the Zoltek Companies, Inc. Directors Stock Option Plan (as Amended and Restated), the Zoltek Companies, Inc. 2003 Long-Term Equity Incentive Plan, the Zoltek Companies, Inc. 2008 Long-Term Equity Incentive Plan, and the Zoltek Companies, Inc. 2008 Director Equity Incentive Plan (collectively, the “Stock Plans”), which, in each case, is outstanding immediately prior to the Effective Time, whether or not vested or exercisable, shall become fully vested and exercisable and, at the Effective Time, shall be canceled by the Company and converted into the right to receive from the Surviving Corporation (and Parent shall cause the Surviving Corporation to pay), promptly following the Effective Time (but in no event later than the third business day following the Effective Time), in consideration for such cancellation, an amount in cash equal to (i) the product of (x) the total number of Shares subject to the Company Option immediately prior to the Effective Time times (y) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share under such Company Option less (ii) any amounts required to be withheld or deducted with respect to such payment and without interest. In the event that the exercise price of any Company Option is equal to or greater than the Per Share Merger Consideration, such Company Option shall be cancelled as of the Effective Time without payment therefor and have no further force or effect.

(b)     Corporate Actions. At or prior to the Effective Time, the Company, the Company Board and the compensation committee thereof, as applicable, shall take all actions necessary in order to implement the provisions of this Section 3.3 and pay all amounts due as of the Closing to J.P. Morgan Securities LLC (“J.P. Morgan”) under the agreements described in Section 4.18.

Section 3.4     Adjustments to Prevent Dilution. In the event that the Company changes the number of Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer or other similar transaction, the Per Share Merger Consideration shall be equitably adjusted, without duplication, to reflect such change and as so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration.

Section 3.5     Rule 16b-3 Approval. Prior to the Closing, the Company and the Company Board or a committee thereof, shall use its reasonable best efforts to take all actions to cause any disposition of Company equity securities (including derivative securities) resulting from the transactions contemplated by this Agreement (the “Transactions”) by each individual who is subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), to be exempt from Section 16(b) of the Exchange Act under Rule 16b-3 promulgated under the Exchange Act in accordance with the procedures set forth in such Rule 16b-3.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (i) set forth in the disclosure letter delivered to Parent and Merger Sub by the Company at or prior to the execution of this Agreement (the “Company Disclosure Letter”) and making reference to the particular section or subsection of this Agreement (provided that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply to each other section or subsection thereof where its relevance to such other section is reasonably apparent on its face from such disclosure) or (ii) disclosed or included in the Company Reports filed with, or furnished to, the United States Securities and Exchange Commission (the “SEC”) by the Company since October 1, 2012 and publicly available prior to the date hereof (other than any disclosures set forth in any “risk factor” section, in any section relating to forward-looking statements and any other disclosures included therein, in each case to the extent that they are cautionary, predictive or forward-looking in nature and provided that nothing in this clause (ii) shall be deemed to modify or qualify the representations and warranties set forth in Section 4.2 and Section 4.3), the Company represents and warrants to Parent and Merger Sub that:

Section 4.1     Existence; Good Standing; Corporate Authority. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Missouri. The Company is duly qualified to do business and, to the extent such concept or a similar concept exists in the relevant jurisdiction, is in good standing under the laws of any jurisdiction in which the transaction of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, does not constitute a Company Material Adverse Effect. The Company possesses all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted. The Company has heretofore furnished or otherwise made available to Parent true, complete and correct copies of the Company’s amended and restated articles of incorporation (the “Company Charter”) and by-laws (the “Company By-Laws”) as in effect on the date hereof. The Company Charter and the Company By-Laws are in full force and effect.

Section 4.2     Authorization, Validity and Effect of Agreements. The Company has the requisite corporate power and authority to execute and deliver this Agreement and, upon receipt of the Company Shareholder Approval, to consummate the Transactions. The execution of this Agreement and the consummation by the Company of the Transactions have been duly authorized by all requisite corporate action on behalf of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions other than, with respect to the Merger, the receipt of the Company Shareholder Approval. The Company has duly executed and delivered this Agreement. Assuming this Agreement has been duly authorized, executed and delivered by Parent and Merger Sub, this Agreement constitutes the valid and legally binding obligations of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws relating to creditors’ rights, general principles of equity and any implied covenant of good faith and fair dealing.

Section 4.3     Capitalization. The authorized capital stock of the Company consists of: (i) 1,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”); and (ii) 50,000,000 shares of common stock, par value $ 0.01 per share (“Company Common Stock”). No shares of Company Preferred Stock are issued and outstanding. As of September 24, 2013 (the “Measurement Date”): (i) 34,390,922 shares of Company Common Stock were issued and outstanding; (ii) zero shares of Company Common Stock were held in treasury; and (iii) an aggregate of 1,178,416 shares of Company Common Stock were reserved for issuance upon exercise of outstanding Company Options. All issued and outstanding Shares are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Since the Measurement Date, except for this Agreement, shares of Company Common Stock issued upon exercise of Company Options and as set forth above, (i) there are no outstanding (A) shares of capital stock or other voting securities of the Company, (B) securities convertible into or exchangeable for shares of capital stock or other voting securities of the Company, or (C) options, warrants, calls or other rights to acquire from the Company or any of its Subsidiaries, or commitments which obligate the Company or any of its Subsidiaries to issue, transfer, sell or register, any shares of capital stock or other voting securities of the Company (the items in clauses (A), (B) and (C) are referred to collectively as “Company Securities”), and (ii) there are no outstanding obligations of the Company or any of its Subsidiaries to issue, repurchase, redeem or otherwise acquire any Company Securities. The Company has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter. There are no outstanding contractual commitments of the Company or any of its Subsidiaries which obligate the Company or its Subsidiaries to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person. There is no shareholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which the Company is a party or is otherwise bound. With respect to the Company Options issued pursuant to the Stock Plans (i) each grant of an option was duly authorized no later than the date on which the grant of such option was by its terms to be effective on the date the option was granted (the “Grant Date”) by all necessary corporate action and was duly executed and delivered by each party thereto within a reasonable time following the Grant Date and no such grants involved any “back dating,” “forward dating” or similar practices with respect to the effective date of grant, (ii) all options have an exercise price equal to no less than the fair market value of one share of Company Common Stock on the Grant Date and no option has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option, in each case, as determined in accordance with Section 409A of the Code, (iii) each such grant of Company Options was made in accordance with the terms of the applicable Stock Plan and all applicable laws, (iv) the Stock Plans are the only plans or programs the Company maintains under which outstanding options to acquire Company Common Stock or any other equity or equity-based awards have been or may be granted and there are no options to acquire Company Common Stock or any other equity-based awards with respect to Company Common Stock outstanding other than those granted and outstanding under the Stock Plans, (v) the Company has made available to Parent true, correct and complete copies of each form of award agreement, (vi) no Company Options differ in any material respect from such form agreements, (vii) except as set forth in Section 4.3(a)(vii) of the Company Disclosure Letter, there is no agreement, arrangement or understanding (written or oral) to amend, modify or supplement such Company Options in any case from the form provided to Parent, and (viii) each such grant was properly accounted for in all material respects in accordance with United States generally accepted accounting principles (“U.S. GAAP”) in the financial statements (including the related notes) of the Company. No Company Option is intended to qualify as an “incentive stock option” under Section 422 of the Code. Except as set forth in Section 4.3(b) of the Company Disclosure Letter and the Voting Agreement, there are no shareholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or of which the Company has knowledge with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries. Section 4.3(c) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of all outstanding Company Options and other rights to purchase or receive shares of Company Common Stock granted under the Stock Plans, any sub-plan thereto or otherwise, and, for each such Company Option and other right, (i) the number of shares of Company Common Stock subject thereto, (ii) the terms of vesting (including the extent to which it will become accelerated as a result of the Merger) and vested status, (iii) the grant and expiration dates, (iv) the Stock Plan and form of award agreement pursuant to which such grant was made, (v) the exercise price, if applicable, and (vi) the name of the holder thereof. All Company Options can be involuntarily cancelled without the award holder’s consent upon the consummation of the Merger (including any options that have an exercise price equal to or greater than the Merger Consideration, and therefore with respect to which no payment will be made in connection with such cancellation).

Section 4.4     Subsidiaries. Section 4.4 of the Company Disclosure Letter contains a true, complete and correct list of all of the Subsidiaries of the Company. Each of the Company’s Subsidiaries is a corporation, limited liability company or other legal entity duly organized, validly existing and, to the extent such concept or a similar concept exists in the relevant jurisdiction, in good standing under the laws of its jurisdiction of incorporation or organization, has the corporate or other entity power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and, to the extent such concept or a similar concept exists in the relevant jurisdiction, is in good standing under the laws of any jurisdiction in which the transaction of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, does not constitute a Company Material Adverse Effect. Except as set forth in Section 4.4 of the Company Disclosure Letter, all of the outstanding shares of capital stock of, or other ownership interests in each of the Company’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable (except as such nonassessability may be affected by Applicable Laws), and are owned by the Company or another wholly-owned Subsidiary of the Company free and clear of all mortgages, deeds of trust, liens, security interests, pledges, rights of way, hypothecation, charge, claim, option, right of first refusal, preemptive right, community property interest, easements, encumbrances or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset) (“Liens”) other than Permitted Liens. Except for the capital stock of its Subsidiaries, the Company does not own any capital stock or other equity or voting interest in any Person.

Section 4.5     Compliance with Laws; Permits. Except for such matters that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the Company and its Subsidiaries, taken as a whole:

(a)     Neither the Company nor any Subsidiary of the Company is, and since January 1, 2011 none of the Company or any of its Subsidiaries has been, in violation of any applicable federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, ordinance, code, rule, regulation, order, ruling, decree, judgment, or other legal requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (collectively, “Applicable Laws”), and no claim, investigation or proceeding is pending or, to the knowledge of the Company, threatened with respect to any such matters.

(b)     The Company and each Subsidiary of the Company hold all permits, licenses, certifications, variations, exemptions, orders, franchises, consents and approvals of all governmental or regulatory entities necessary for the lawful conduct of their respective businesses as currently conducted (the “Company Permits”). All Company Permits are in full force and effect, and there exists no default thereunder or breach thereof, and none of the Company or any of its Subsidiaries has notice or actual knowledge that such Company Permits will not be renewed in the ordinary course after the Effective Time. No Governmental Authority has given notice to the Company or any of its Subsidiaries that it has taken or intends to take any action to terminate, suspend, cancel or reform any Company Permit.

Section 4.6     Real Property. Section 4.6 of the Company Disclosure Letter contains a true and complete list of all material real property owned, leased, subleased or otherwise occupied by the Company or any of its Subsidiaries (the “Company Real Property”). The Company or the applicable Subsidiary has good, valid and marketable fee title to all Company Real Property owned in fee, subject to Permitted Liens, and, with respect to all other Company Real Property, has good and valid leasehold, sublease, license or other interest or otherwise has a valid right of possession, use or access which is sufficient to permit the Company to operate or conduct its business as is currently conducted or carried. The Company and its Subsidiaries possess all permits, deeds, leases, licenses, easements, rights of way, surface rights, operating authorities, orders, exemptions, franchises, variances, consents, approvals and such other similar agreements granting rights in real property or other authorizations (“Real Property Agreements”) required for the present ownership and operation of all Company Real Property. Each Real Property Agreement is a valid and binding agreement of the Company or the applicable Subsidiary and, to the knowledge of the Company, as of the date of this Agreement, the other party thereto, and, except for expirations in accordance with the terms thereof, is in full force and effect and enforceable in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws relating to creditors’ rights, general principles of equity and any implied covenant of good faith and fair dealing. The Company has made available to Parent true, complete and correct copies of all material Real Property Agreements. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any unresolved notice of any default on the part of the Company or any of its Subsidiaries under any Real Property Agreement, and to the knowledge of the Company, there is no default on the part of the other party or parties under the provisions of any Real Property Agreement. None of the Company or any Subsidiary of the Company has received notice of any condemnation proceeding or proposed action or agreement for taking in lieu of condemnation, nor is any such proceeding, action or agreement pending or, to the knowledge of the Company, threatened in writing, with respect to any portion of any Company Real Property.

Section 4.7     No Conflict.

(a)     Neither the execution and delivery by the Company of this Agreement nor the consummation by the Company of the Transactions in accordance with the terms hereof will: (i) subject to receipt of the Company Shareholder Approval, conflict with or result in a breach of any provision of the Company Charter or Company By-Laws or other equivalent organizational documents of the Subsidiaries; (ii) except as set forth in Section 4.7(a)(ii) of the Company Disclosure Letter, violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, require any consent or approval under, or result in the termination or cancellation or in a right of termination or cancellation of, or accelerate the performance required by, or result in the creation of any Lien upon any of the material properties or material assets of the Company or its Subsidiaries under, or result in being declared void, voidable or without further binding effect, or otherwise result in a detriment to the Company or any of its Subsidiaries under, any Material Contract, Company Benefit Plan, material Real Property Agreement, or material Company IP Agreement to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries or any of their respective properties, assets or rights may be bound or affected; or (iii) subject to the filings and other matters referred to in Section 4.7(b), contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to the Company or any of its Subsidiaries or by which its or any their respective properties, assets or rights are bound, except for such matters, in the case of matters described in clause (ii) or (iii), that would not prevent or materially delay the performance by the Company of, or materially impair the ability of the Company to perform, its covenants and obligations hereunder.

(b)     Neither the execution and delivery by the Company of this Agreement nor the consummation by the Company of the transactions in accordance with the terms hereof or thereof will require any consent, approval, qualification, authorization or permit of, action by, filing or registration with, or notification to, any United States (federal, state or local) or foreign government or any governmental, regulatory, judicial or administrative authority, agency or commission (a “Governmental Authority”); other than (i) filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the Exchange Act, the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”) or applicable state securities and “Blue Sky” laws, (ii) filings and notifications required under applicable Non-U.S. Antitrust Laws, (iii) such filings as are necessary to comply with the Defense Production Act of 1950, 50 U.S.C. App. §2170, as amended by the Foreign Investment and National Security Act of 2007 (“FINSA”), the rules and regulations of the Committee on Foreign Investment in the United States (“CFIUS”) and any other Legal Requirement relating to restrictions on foreign investment in any jurisdiction (such filings and notifications referred to in clauses (i) and (iii), collectively, “Regulatory Filings”), (iv) the filing of the Articles of Merger with the Secretary of State of the State of Missouri, and (v) any filing, consent, approval, qualification, authorization, permit, decision or action, the failure of which to obtain, and for any such filing, registration or notification, the failure of which to make, does not, individually or in the aggregate, constitute a Company Material Adverse Effect.

Section 4.8     SEC Documents.

(a)     Since June 30, 2011, the Company and its Subsidiaries have timely filed with, or furnished to, the SEC all forms, schedules, reports, registration statements, certifications and other documents (together with all exhibits, amendments and supplements thereto, the “Company Reports”) required to be so filed with or furnished by them to the SEC. As of its respective date of filing with the SEC (or (x) in the case of any Company Report that is a registration statement, as of its effective date, or (y) if amended, supplemented or superseded by a subsequent filing (which subsequent filing, if made in relation to a report filed prior to the date hereof, shall have been filed prior to the date hereof), as of the date of such subsequent filing), (i) each Company Report complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations thereunder applicable to such Company Report, and (ii) none of the Company Reports contained, and any Company Reports filed with the SEC subsequent to the date hereof will not contain, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company has made available to Parent true, correct and complete copies of all written correspondence between the SEC and the Company and any of its Subsidiaries occurring since October 1, 2011 and prior to the date of this Agreement. As of the date of this Agreement, except as set forth in Section 4.8(a) of the Company Disclosure Letter, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Company Reports.

(b)     The audited consolidated financial statements of the Company (including any related notes thereto) included in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2012 filed with the SEC have been prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial condition of the Company and its Subsidiaries at the respective dates thereof and the results of their operations and cash flows for the periods indicated, all in accordance with U.S. GAAP. The unaudited consolidated financial statements of the Company (including any related notes thereto) included in the Company’s Quarterly Reports on Form 10-Q filed with the SEC since October 1, 2012, have been prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or may be permitted by the SEC under the Exchange Act) and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the results of their operations and cash flows for the periods indicated (subject to normal period-end adjustments and lack of full footnotes), all in accordance with U.S. GAAP. Since October 1, 2012, the Company has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by U.S. GAAP, SEC rule or policy or Applicable Law or as disclosed in the consolidated financial statements (including the notes thereto) of the Company included in the Company Reports. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with U.S. GAAP and any other appropriate legal and accounting requirements. Except for those liabilities that are reflected or reserved for in accordance with U.S. GAAP in the consolidated balance sheet of the Company and its Subsidiaries included in the most recent Company Report filed prior to the date of this Agreement that includes such a balance sheet, including all notes thereto, neither the Company nor any of its Subsidiaries has any liabilities or obligations of the type required to be disclosed in the liabilities column of a balance sheet prepared in accordance with U.S. GAAP other than liabilities or obligations (i) arising under this Agreement and the Transactions, (ii) incurred since the date of such balance sheet in the ordinary course of business consistent with past practice or (iii) that, individually or in the aggregate, do not constitute a Company Material Adverse Effect.

(c)     As and to the extent described in the Company Reports, the Company has established and maintains disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and designed such disclosure controls and procedures to ensure that information required to be disclosed in the Company Reports under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and related forms, and that such information is accumulated and communicated to the Company’s principal executive officer and principal financial officer, who have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of June 30, 2013 (the “Evaluation Date”). The Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no changes in the Company’s internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Section 4.9     Litigation. Except to the extent disclosed in the Company Reports or set forth in Section 4.9 of the Company Disclosure Letter, there is no suit, action, claim, arbitration, investigation, inquiry, grievance or other proceeding by or before any Governmental Authority or arbitral body pending, or to the knowledge of the Company, threatened, to which the Company is a party or against the Company or any of its Subsidiaries or any of their properties or assets (collectively, the “Proceedings”), other than any Proceeding that (a) (i) does not involve an amount in controversy in excess of $7 million and (ii) does not seek injunctive or other non-monetary relief or (b) individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. There is no suit, action or proceeding by or before any Governmental Authority pending, or to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries challenging or seeking to prohibit the execution, delivery or performance of this Agreement or any of the Transactions.

Section 4.10     Absence of Certain Changes. From October 1, 2012 through the date of this Agreement, the Company and its Subsidiaries have conducted their business in all material respects in the ordinary course of business consistent with past practice. Except as set forth in Section 4.10 of the Company Disclosure Letter, since the October 1, 2012 through the date hereof, neither the Company nor any of its Subsidiaries has taken any action that would be prohibited by Section 6.1 if proposed to be taken after the date hereof. Since September 30, 2012, there has not been any change, event, occurrence, development or state of facts that, individually or in the aggregate, constitutes a Company Material Adverse Effect.

Section 4.11     Taxes.

(a)     All income and other material Returns filed or required to be filed by or with respect to the Company or any of its Subsidiaries (including any Return required to be filed by an affiliated, consolidated, combined, unitary or similar group that included the Company or any of its Subsidiaries) have been properly filed on a timely basis with the appropriate Governmental Authorities and all such Returns are complete and correct in all material respects. All income and other material taxes that have become due (regardless of whether reflected on any Return) have been duly and timely paid or deposited in full on a timely basis or, where payment is not yet due, adequately reserved for in accordance with U.S. GAAP.

(b)     Except as set forth in Section 4.11 of the Company Disclosure Letter, no audit or other administrative proceeding or court proceeding is presently pending or currently in progress with regard to any tax or Return of the Company or any of its Subsidiaries as to which any taxing authority has asserted in writing any claim.

(c)     Neither the Company nor any of its Subsidiaries (i) has any liability for any tax of any other Person under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or non-U.S. tax law, or as a transferee or successor, by contract, or otherwise, or (ii) is or has ever been a member of an affiliated group (except for the affiliated group of which the Company is the common parent), within the meaning of Section 1504(a)(1) of the Code or any similar provision of state, local, or non-U.S. tax law.

(d)     As of the date of this Agreement, neither the Company nor any of its Subsidiaries has granted any currently effective request, agreement, consent or waiver to extend any period of limitations applicable to the assessment of any material tax upon the Company or any of its Subsidiaries.

(e)     There are no Liens for taxes (other than statutory Liens for taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with U.S. GAAP) upon any of the assets of the Company or any of its Subsidiaries.

(f)     The Company is not and has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time during the past five years. Prior to the Closing, the Company shall provide to Parent a certification that complies with the requirements of Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3) to the effect that the Shares are not U.S. real property interests within the meaning of Section 897 of the Code.

(g)     Neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(h)     Neither the Company nor any of its Subsidiaries has undergone an “ownership change” within the meaning of Section 382(g) of the Code.

(i)      Neither the Company nor any of its Subsidiaries is a party to, is bound by or has any obligation under any tax sharing agreement, tax indemnification, or tax allocation agreement or similar agreement, contract or arrangement.

(j)      Neither the Company nor any of its Subsidiaries has received a ruling relating to taxes or from, or entered into a closing agreement with, any Governmental Authority.

(k)     Neither the Company nor any of its Subsidiaries will be required to include any material item of income in taxable income for any period (or any portion thereof) ending after the Closing as a result of any installment sale or other transaction on or prior to the Closing or prepaid amount received on or prior to the Closing or otherwise as a result of a transaction or accounting method that accelerated an item of deduction into periods ending on or before the Closing or a transaction or accounting method that deferred an item of income into periods beginning after the Closing.

(l)      Neither the Company nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(m)    For purposes of this Agreement, (i) “tax” or “taxes” means all federal, state, local, or non-U.S. net income, gross income, gross receipts, sales, use, ad valorem, transfer, accumulated earnings, personal holding company, excess profits, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, disability, capital stock, alternative or add on minimum, estimated, or windfall profits taxes, customs or duties, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority (U.S. or non-U.S.), and (ii) “Return” or “Returns” means all returns, statements, reports, declarations, estimates, information returns, attached schedules, claims for refund, amended returns, and forms filed or required to be filed with respect to any tax.

(n)     This Section 4.11, together with Sections 4.3 and 4.12, contain the sole and exclusive representations and warranties of the Company with respect to tax matters.

Section 4.12     Employee Benefit Plans.

(a)     Section 4.12(a) of the Company Disclosure Letter contains a true and complete list of all material Company Benefit Plans. The term “Company Benefit Plans” means all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and all medical, dental, life insurance, equity, bonus or other cash or equity-based incentive compensation, disability, salary continuation, severance, retention, change in control, retirement, pension, deferred compensation, vacation, sick pay or paid time off plans or policies, and any other plans, agreements (including employment, consulting and collective bargaining agreements) under which any current or former employee or director of the Company or any of its Subsidiaries (the “Company Employees”) has any present or future rights to benefits and which are sponsored, maintained or contributed to (or required to be maintained or contributed to) by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is a party. The Company has made available to Parent true, complete and correct copies (or, to the extent no such copy exists, an accurate description) of each material Company Benefit Plan and, if applicable, amendments thereto, any related trust or custodial agreements or other funding arrangements, the most recent Forms 5500 and accompanying schedules, summary plan descriptions, funding statements, annual reports, actuarial reports, Internal Revenue Service (the “IRS”) determination or opinion letters for each such plan, if applicable, and any communications that the Company or any of its Subsidiaries has received from or sent to the Pension Benefit Guaranty Corporation, the U.S. Department of Labor, the IRS or any comparable state or local agency concerning any termination of, withdrawal from or appointment of a trustee to administer any plan or the failure or alleged failure to comply with any provision of ERISA, the Code or any state or local Law with respect to any Company Benefit Plan.

(b)     Each Company Benefit Plan has been established and administered in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other Applicable Laws in all material respects. Each of the Company Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification or the imposition of any material liability, tax or penalty under ERISA or the Code. There are no pending or, to the knowledge of the Company, threatened actions, suits, claims or other litigation against or otherwise involving any Company Benefit Plan (excluding routine claims for benefits incurred in the ordinary course of Company Benefit Plan activities). No audit or other administrative proceeding by the U.S. Department of Labor, the IRS or any other Governmental Authorities are pending or in progress or, to the knowledge of the Company, threatened, in either case with respect to the Company, any of its Subsidiaries or any Company Benefit Plan.

(c)     No Company Benefit Plan is (i) a “multiemployer plan”, (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code), (iii) a defined benefit pension (as defined in Section 3(35) of ERISA) or (iv) subject to Title IV or Section 302 of ERISA or Section 412 of the Code and neither the Company, its Subsidiaries nor any trade or business (whether or not incorporated) which is under common control, or which is treated as a single employer, with the Company or any of its Subsidiaries under Section 414(b), (c), (m) or (o) of the Code has at any time sponsored or contributed to (or been required to contribute to), or has, has had, or could have any liability or obligation in respect of any such plan.

(d)     Neither the Company nor any of its Subsidiaries has incurred any current or projected liability in respect of post-employment or post-retirement health, medical or life insurance benefits for any Company Employees, except as required to avoid an excise tax under Section 4980B of the Code or otherwise as may be required pursuant to any other Applicable Law.

(e)     Neither the execution of this Agreement nor the consummation of the Transactions could cause any payments to any Company Employee to be either subject to an excise tax or non-deductible under Sections 4999 and 280G of the Code, whether or not some other subsequent action or event would be required to cause such payment, right or benefit to be triggered.

(f)     Each Company Benefit Plan providing for deferred compensation that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code and applicable regulations) has been established, administered and maintained in compliance in all material respects with the requirements of Section 409A of the Code and the regulations promulgated thereunder. All contributions and premium payments required to have been made under any of the Company Benefit Plans or by Applicable Law (without regard to any waivers granted under Section 412 of the Code), have been timely made.

(g)     Except as set forth in Section 4.12(g) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in combination with any other event contemplated by the applicable Company Benefit Plan) will (i) result in any payment becoming due to any current or former employee, consultant, independent contractor or director of the Company, (ii) increase the compensation or benefits payable, including equity benefits, under any Company Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any such compensation or benefits, including equity benefits, under any such Company Benefit Plan, (iv) require any contributions or payments to fund any obligations under any Company Benefit Plan, (v) create any limitation or restriction on the right of the Company to merge, amend or terminate any Company Benefit Plan, or (vi) give rise to the payment of any amount that could be subject to an excise tax or that would not be deductible by Parent or the Surviving Corporation or their respective Affiliates by reason of Section 280G of the Code or would be subject to withholding under Section 4999 of the Code.

(h)     This Section 4.12 contains the sole and exclusive representations and warranties of the Company with respect to employee benefits matters.

Section 4.13     Labor Matters.

(a)     Except as set forth in Section 4.13(a) of the Company Disclosure Letter, (i) neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or similar contract, agreement or understanding with a labor union, works council or similar labor organization (a “Labor Contract”), (ii) to the knowledge of the Company, there are no organizational efforts with respect to the formation of a union presently being made or threatened, nor have any such activities been conducted since October 1, 2011, (iii) neither the Company nor any of its Subsidiaries has experienced any labor strike, slowdown, work stoppage, dispute, lockout or other material labor controversy since October 1, 2011, and none is now in effect or, to the knowledge of the Company, threatened, and (iv) the execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any breach or other violation of any Labor Contract.

(b)     No charge or complaint of unfair labor practices is pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries. Except as set forth in Section 4.13(b) of the Company Disclosure Letter, no material charge, complaint, claim, or proceeding involving or relating to any employee or employment matters is pending or threatened against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices. Neither the Company nor any of its Subsidiaries has received notice of the intent of any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health laws to conduct an investigation with respect to or relating to them or notice that such investigation is in progress. Except for such matters that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries is in compliance in all material respects with all Applicable Laws relating to employment and employment practices, including but not limited to wage and hour requirements, classification of employees as independent contractors/employees and exempt/non-exempt, immigration, discrimination, equal opportunity, affirmative action, employee health and safety, disability rights, employee leave or other absence, labor relations, collective bargaining, workers' compensation, unemployment insurance, plant closures and layoffs, and termination of employment.

Section 4.14     Environmental Matters. Except for such matters that, individually or in the aggregate, do not constitute, or would not reasonably be expected to have, a Company Material Adverse Effect and those matters set forth in Section 4.14 of the Company Disclosure Letter:

(a)     the Company and each of its Subsidiaries are in compliance with all applicable Environmental Laws (which compliance includes possession by the Company and each of its Subsidiaries of all Company Permits required under Environmental Law for the conduct of their respective operations, and compliance with the terms and conditions thereof);

(b)     there are no Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, or to the knowledge of the Company, against any Person whose liability for such Proceedings the Company or any of its Subsidiaries has retained or assumed either contractually by operation of law, in each case arising out of, based on, resulting from or relating to (i) the violation, or alleged violation, of any Environmental Law; or (ii) any potential or actual liability (including liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys' fees, fines or penalties) under any Environmental Law;

(c)     neither the Company nor any of its Subsidiaries has received any written notice or citation from any Person alleging a violation of, or actual or potential liability under, any Environmental Law;

(d)     there are no actions, activities, circumstances, facts, conditions, events or incidents, including the presence, Release or threatened Release of any Hazardous Materials, which would be reasonably likely to form the basis of any Proceeding or liability under Environmental Law against the Company, any of its Subsidiaries, or to the knowledge of the Company, against any Person whose liability for such Proceedings or liability the Company or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law;

(e)     neither the Company nor any of its Subsidiaries has entered into any consent decree or other agreement with any Governmental Authority, and neither the Company nor any of its Subsidiaries is subject to any judgment, decree or order relating to any Environmental Laws or to Hazardous Materials;

(f)      the Company has delivered or otherwise made available for inspection to Parent true, complete and correct copies of any reports, assessments (including Phase I environmental site assessments and Phase II environmental site assessments), studies, environmental sampling, or environmental tests to the extent in the possession of or reasonably available to the Company or any of its Subsidiaries pertaining to: (i) any unresolved Proceedings under Environmental Law; (ii) any Hazardous Materials in, on, beneath or adjacent to any Company Real Property or property formerly owned, operated or leased by the Company or any of its Subsidiaries; or (iii) the Company’s or any of its Subsidiaries’ compliance with applicable Environmental Laws; and

(g)     For purposes of this Agreement:

“Environmental Law” means all applicable orders of any Governmental Authority and any Applicable Laws relating to pollution, the protection, restoration or remediation of or prevention of harm to the environment or natural resources, or the protection of human health and safety from the presence of Hazardous Materials.

“Hazardous Materials” means any material, substance, chemical, or waste (or combination thereof) that (i) is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil, or words of similar meaning or effect under any Environmental Law; or (ii) can form the basis of any liability under any Environmental Law.

“Release” means any release, spill, emission, discharge, leaking, pouring, dumping or emptying, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment (including, without limitation, soil, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

(h)     This Section 4.14 contains the sole and exclusive representations and warranties of the Company with respect to environmental matters, including any matters arising under Environmental Law.

Section 4.15     Intellectual Property.

(a)     The Company and its Subsidiaries own, free and clear of all Liens (other than Permitted Liens), their proprietary Intellectual Property and own or possess adequate licenses or other valid rights to use in the manner currently used all other Intellectual Property used in their businesses, except where the failure to own or possess such licenses and other rights, individually or in the aggregate, does not constitute a Company Material Adverse Effect. All material Intellectual Property applications and registrations owned by the Company and its Subsidiaries are subsisting and unexpired and, to the knowledge of the Company, valid and enforceable, and there are no assertions or claims challenging the validity or enforceability of any material Intellectual Property owned by the Company or its Subsidiaries or their right to use any Intellectual Property except, in each case, as would not, individually or in the aggregate, constitute a Company Material Adverse Effect. The conduct of the Company’s and its Subsidiaries’ respective businesses as currently conducted does not conflict with or infringe any Intellectual Property of any other Person, except as would not, individually or in the aggregate constitute a Company Material Adverse Effect. The Company and its Subsidiaries take reasonable actions consistent with customary industry practices to maintain and protect their Intellectual Property (including any that is confidential in nature) and the integrity and operation of their systems and software, and there have been no violations, interruptions or outages of same except, in each case, where the failure to take such actions and the occurrence of such violations, interruptions or outages would not, individually or in the aggregate, constitute a Company Material Adverse Effect. To the knowledge of the Company, there is no infringement of any Intellectual Property owned by the Company or any of its Subsidiaries, except for such infringements that, individually or in the aggregate, do not constitute a Company Material Adverse Effect. For the purposes of this Agreement, “Intellectual Property” means patents, know how, trade secrets, trademarks, service marks, copyrights, Internet domain names and other intellectual property rights.

(b)          Section 4.15(b) of the Company Disclosure Letter lists as of the date hereof all material contracts currently in effect to which the Company or any of its Subsidiaries is a party under which any third Person has granted to the Company or any of its Subsidiaries, or the Company or any of its Subsidiaries has granted to any third Person, any license to Intellectual Property Rights (“Company IP Agreements”). Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect: (i) each Company IP Agreement is a valid and binding agreement of the Company or the applicable Subsidiary and, to the knowledge of the Company, as of the date of this Agreement, the other party thereto, and, except for expirations in accordance with the terms thereof, is in full force and effect and enforceable in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws relating to creditors’ rights, general principles of equity and any implied covenant of good faith and fair dealing and (ii) as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any unresolved notice of any default on the part of the Company or any of its Subsidiaries under any Company IP Agreement, and to the knowledge of the Company, there is no default on the part of the other party or parties under the provisions of any Company IP Agreement.

(c)     This Section 4.15 contains the sole and exclusive representations and warranties of the Company with respect to Intellectual Property.

Section 4.16     Decrees, Etc.  Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect, (a) no order, writ, fine, injunction, decree, judgment, award or determination of any Governmental Authority or any arbitral or other dispute resolution body has been issued or entered against the Company or any Subsidiary that continues to be in effect that affects the ownership or operation of any of their respective assets and (b) no criminal order, writ, fine, injunction, decree, judgment or determination of any Governmental Authority has been issued against the Company or any Subsidiary of the Company that continues to be in effect.

Section 4.17      Insurance. The Company and its Subsidiaries maintain insurance coverage with reputable insurance companies against such risks and in such amounts as are customary in the industries in which the Company and its Subsidiaries operate and except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect, each insurance policy of the Company and its Subsidiaries outstanding is in full force and effect, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder. As of the date of this Agreement, except for reservations of rights in the ordinary course, to the knowledge of the Company there is no material claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies and there has been no threatened termination of, or material premium increase with respect to, any such policies.

Section 4.18     No Brokers. The Company has not entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of the Company, Parent or Merger Sub to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the Transactions, except that the Company has retained J.P. Morgan as its financial advisor. True, correct and complete copies of all agreements with J.P. Morgan relating to any such fees or other payments have been furnished to Parent prior to the date of this Agreement.

Section 4.19     Opinion of Financial Advisor. The Company Board has received the opinion of J.P. Morgan (the “Fairness Opinion”) to the effect that, as of the date of such opinion and subject to the assumptions, qualifications and limitations relating to such opinion, the Per Share Merger Consideration is fair, from a financial point of view, to the holders of Shares (other than the Affiliates of Parent), it being agreed that neither Parent nor Merger Sub has any rights with respect to such opinion. A true, complete and correct copy of the Fairness Opinion will be provided to Parent, for informational purposes only, as promptly as reasonably practicable following the execution of this Agreement. The Company Board, at a meeting duly called and held, unanimously (i) determined that this Agreement and the Merger are advisable and in the best interests of the shareholders of the Company; (ii) approved this Agreement and the Merger; and (iii) recommended that the shareholders of the Company adopt this Agreement (the “Company Recommendation”).

Section 4.20     Vote Required. The only vote of the holders of any class or series of capital stock of the Company that may be necessary to adopt this Agreement is the affirmative vote in favor of the adoption of this Agreement by holders of at least two-thirds of the outstanding Shares entitled to vote thereon (the “Company Shareholder Approval”).

Section 4.21     Certain Contracts.

(a)     Section 4.21(a) of the Company Disclosure Letter, as of the date of this Agreement, sets forth a true and complete list of each contract, arrangement, commitment or understanding to which the Company or a Subsidiary is a party: (i) that is a “material contract” (as such term is defined in Item 601(b)(10)(i-ii) of Regulation S-K of the SEC or required to be disclosed by the Company on a Current Report on Form 8-K); (ii) that generates or is expected to generate revenues to the Company or any of its Subsidiaries in excess of $10 million over the life of the contract, or requires or is expected to require payment by the Company or any of its Subsidiaries in excess of $10 million over the life of the contract; (iii) that obligates the Company or any of its Subsidiaries to make any capital commitment or capital expenditure, other than acquisitions of inventory, in excess of $2 million annually; (iv) that provides for annual borrowings in excess of $1 million or that relates to a swap or hedging transaction or other derivative agreement for an annual net amount in excess of $1 million; (v) that contains restrictions on the right of the Company or any of its Subsidiaries (or which, following the Closing, would contain restrictions that would purport to restrict the ability of Parent or its Affiliates) to engage in activities competitive with any Person or to solicit customers or suppliers anywhere in the world that would be material to the business of the Company and its Subsidiaries, taken as a whole; (vi) that relates to a joint development partnership or other partnership, joint venture or similar arrangement, unless immaterial to the Company and its Subsidiaries, taken as a whole; (vii) that relates to any acquisition of a business by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries has any material continuing “earn out” or other contingent or fixed payment obligations; (viii) that is a settlement or similar contract with any Governmental Authority or that is any other settlement or similar contract pursuant to which the Company or any of its Subsidiaries is obligated to pay consideration after the date of this Agreement in excess of $100,000; or (ix) that is a Labor Contract. Each contract, arrangement, commitment or understanding of the type described in this Section 4.21(a), whether nor not set forth in Section 4.21(a) of the Company Disclosure Letter, and any contract, arrangement, commitment or understanding of such type entered into after the date hereof and prior to the Closing, is referred to herein as a “Material Contract”). The Company has made available to Parent true, complete and correct copies of all Material Contracts in effect on the date of this Agreement.

(b)     Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect: (i) each Material Contract is valid and binding on the Company or its Subsidiary party thereto and to the knowledge of the Company, each other party thereto; (ii) neither the Company nor any of its Subsidiaries (A) is in violation or default under any Material Contract or (B) has received notice of any asserted violation or default by the Company or its Subsidiary party thereto under any Material Contract; (iii) to the knowledge of the Company, no event or condition exists which with the passage of time or the giving of notice or both would result in such a violation or default under any Material Contract, and no other party to such Material Contract is in default in any respect thereunder; and (iv) each Material Contract is enforceable by the Company or its Subsidiary party thereto in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws relating to creditors’ rights, general principles of equity and any implied covenant of good faith and fair dealing.

Section 4.22     Takeover Statutes; Rights Plans. Assuming the accuracy of Parent and Merger Sub’s representations in Section 5.10, the Company has taken all action necessary to render Sections 351.407 and 351.459 of the Missouri Law inapplicable to the Merger and the Transactions, and accordingly, none of the restrictions in such Sections or any other antitakeover or similar statute or regulation applies to the Transactions. As of the date of this Agreement, the Company does not have any preferred share purchase rights plan or similar rights plan in effect.

Section 4.23     Title, Ownership and Related Matters. The Company and its Subsidiaries have, free and clear of all Liens except for Permitted Liens, defensible title to their respective inventory, equipment and other tangible and intangible property, rights and assets, in each case as necessary to permit the Company and its Subsidiaries to conduct their respective businesses as currently conducted. As used in this Agreement, the term “Permitted Liens” shall mean routine statutory Liens securing liabilities and Liens for taxes not yet due and payable or being contested in good faith and for which adequate reserves or accruals have been established; Liens existing or expressly permitted pursuant to credit facilities of the Company and its Subsidiaries set forth in Section 4.23(a) of the Company Disclosure Letter or refinancings thereof; Liens that would be permitted under Section 6.1 hereof; Liens imposed or promulgated by Applicable Laws with respect to real property and improvements, including zoning regulations, none of which are violated by the current use and operations of any Company Real Property; Liens disclosed on existing title reports or existing surveys; and Liens which, in the aggregate, are not reasonably likely to impair, in any material respect, the continued use of such asset or property (or interest therein) as it is presently used; and those Liens set forth in Section 4.23(b) of the Company Disclosure Letter.

Section 4.24     Proxy Statement.

(a)     The proxy statement to be sent to the shareholders of the Company in connection with the Company Shareholders Meeting (such proxy statement, as amended or supplemented, the “Proxy Statement”) will comply as to form in all material respects with the requirements of the Exchange Act. The Proxy Statement will not, at the time the Proxy Statement (or any amendment or supplement thereto) is first mailed to shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(b)     Notwithstanding anything in Section 4.24(a) to the contrary, no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein.

Section 4.25     Transactions with Affiliates. Except as set forth in the Company Reports, no event has occurred that would be required to be reported by the Company pursuant to Item 404(a) of Regulation S-K promulgated by the SEC under the Securities Act.

Section 4.26     FCPA. Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, since October 1, 2011, to the knowledge of the Company, none of the Company, any of its Subsidiaries or their respective agents or representatives has, in the course of its actions for, or on behalf of, any of them (a) knowingly used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (b) unlawfully offered or provided, directly or indirectly, anything of value to (or received anything of value from) any foreign or domestic government employee or official or any other Person, (c) violated any provision of the United States Foreign Corrupt Practices Act of 1977, as amended, and any rules or regulations promulgated thereunder (the “FCPA”) or other similar laws of other jurisdictions or (d) violated any provision of the UK Bribery Act or other similar laws of other jurisdictions.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB

Except as set forth in the disclosure letter delivered to the Company by Parent at or prior to the execution of this Agreement (the “Parent Disclosure Letter”) and making reference to the particular section or subsection of this Agreement (provided that any information set forth in one section or subsection of the Parent Disclosure Letter shall be deemed to apply to each other section or subsection thereof where its relevance to such other section is reasonably apparent on its face from such disclosure), Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:

Section 5.1     Existence; Good Standing; Corporate Authority. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and, to the extent such concept or a similar concept exists in the relevant jurisdiction, in good standing under the laws of its jurisdiction of organization. Each of Parent and Merger Sub is duly qualified to do business and, to the extent such concept or a similar concept exists in the relevant jurisdiction, is in good standing under the laws of any jurisdiction in which the transaction of its business requires such qualification, except where the failure to be so qualified, or in good standing, individually or in the aggregate, does not constitute a Parent Material Adverse Effect. Each of Parent and Merger Sub has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted. Each of Parent and Merger Sub has heretofore furnished or otherwise made available to the Company true, complete and correct copies of its articles of incorporation and by-laws or equivalent organizational documents, as in effect as of the date hereof. The organizational and governing documents of Parent and Merger Sub are in full force and effect.

Section 5.2     Authorization, Validity and Effect of Agreements. No vote of the holders of capital stock of Parent is necessary to approve this Agreement and the Transactions. Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement, and to consummate the Transactions. The execution of this Agreement and the consummation by Parent and Merger Sub of the Transactions have been duly authorized by all requisite corporate action on behalf of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions. Each of Parent and Merger Sub has duly executed and delivered this Agreement. Assuming this Agreement has been duly authorized, executed and delivered by the Company, this Agreement constitutes the valid and legally binding obligations of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws relating to creditors’ rights, general principles of equity and any implied covenant of good faith and fair dealing.

Section 5.3     No Conflict.

(a)     Neither the execution and delivery by Parent and Merger Sub of this Agreement nor the consummation by Parent and Merger Sub of the transactions in accordance with the terms hereof or thereof will: (i) conflict with or result in a breach of any provision of the articles of incorporation or by-laws of Parent and Merger Sub or equivalent organizational documents; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or cancellation or in a right of termination or cancellation of, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties, assets or rights of Parent or its Subsidiaries under, or result in being declared void, voidable or without further binding effect, or otherwise result in a detriment to Parent or any of its Subsidiaries under any note, bond, mortgage, indenture, deed of trust, license, concession, franchise, permit, lease, sublease, contract or agreement to which Parent or any of its Subsidiaries is a party, or by which Parent or any of its Subsidiaries or any of their respective properties, assets or rights may be bound or affected; or (iii) subject to the filings and other matters referred to in Section 5.3(b), contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to Parent or any of its Subsidiaries or by which its or any their respective properties, assets or rights are bound, except for such matters, in the case of matters described in clause (ii) or (iii), that do not, individually or in the aggregate, constitute a Parent Material Adverse Effect.

(b)     Neither the execution and delivery by Parent and Merger Sub of this Agreement nor the consummation by Parent and Merger Sub of the Transactions in accordance with the terms hereof will require any consent, approval, qualification, authorization or permit of, action by, filing or registration with, or notification to, any Governmental Authority other than (i) Regulatory Filings and the filings and notifications required under applicable Non-U.S. Antitrust Laws in the jurisdictions listed in Section 5.3(b) of the Parent Disclosure Letter, (ii) the filing of the Articles of Merger with the Secretary of State of the State of Missouri, and (iii) any filing, consent, approval, qualification, authorization, permit, decision or action, the failure of which to obtain, and for any such filing, registration or notification the failure of which to make, does not, individually or in the aggregate, constitute a Parent Material Adverse Effect.

Section 5.4     Litigation. As of the date of this Agreement, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, there is no suit, action or proceeding by or before any Governmental Authority pending, or to Parent’s knowledge, threatened, to which Parent or Merger Sub is a party or against Parent or Merger Sub or any of their properties or assets. There is no suit, action or proceeding by or before any Governmental Authority pending, or to Parent’s knowledge, threatened, against Parent or Merger Sub challenging or seeking to prohibit the execution, delivery or performance of this Agreement or any of the Transactions.

Section 5.5     Financing. Parent currently has cash on hand and available lines of credit or other committed financing (evidence of which has previously been provided to the Company (the “Available Credit Sources”)), and Parent and Merger Sub will have on the Closing Date, sufficient funds (i) to acquire all of the Merger Shares in accordance with the terms of the Merger, (ii) to pay all cash amounts to be paid with respect to the Company’s outstanding equity compensation awards pursuant to Section 3.3 and (iii) to pay all fees and expenses payable by Parent and Merger Sub under this Agreement. Each Available Credit Source is in full force and effect and constitutes a legal, valid and binding obligation of Parent or Merger Sub and the other parties thereto, as the case may be. No event has occurred that, with or without notice, lapse of time or both, constitutes or would reasonably be expected to constitute a default or breach on the part of Parent, Merger Sub or, to the knowledge of officers of Parent any other party thereto. Neither Parent or Merger Sub has any reason to believe that any Available Credit Source will not be available to Parent or Merger Sub on the Closing Date.

Section 5.6     Capitalization of Merger Sub. All of the outstanding capital stock of Merger Sub is owned directly by Parent. Merger Sub has been formed solely for the purpose of engaging in the Transactions and, as of the Effective Time, will not have engaged in any activities other than in connection with the Transactions. The authorized capital stock of Merger Sub consists of 1,000 shares of its common stock, par value $0.01 per share, of which 100 shares are issued and outstanding.

Section 5.7     No Brokers. Neither Parent nor Merger Sub has entered into any contract, arrangement or understanding with any Person or firm which may result in the payment of any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the Transactions, except that Parent has retained GCA Savvian Advisors, LLC as its financial advisor.

Section 5.8     Solvency. Neither Parent nor Merger Sub is entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors of Parent or the Surviving Corporation. Assuming (i) the satisfaction of the conditions to Parent’s obligation to consummate the Merger, or waiver of such conditions, (ii) the accuracy of the representations and warranties of the Company contained herein (for such purposes, such representations and warranties shall be true and correct in all material respects without giving effect to any knowledge, materiality or “Company Material Adverse Effect” qualification or exception) and compliance in all material respects by the Company with the covenants contained herein and (iii) any estimate, projection or forecast of the Company and its Subsidiaries that have been provided by the Company to Parent or Merger Sub prior to the date hereof have been prepared in good faith based upon assumptions that were reasonable at the date hereof, and after giving effect to the Transactions, including the payment of the aggregate Per Share Merger Consideration, any amounts payable pursuant to Section 3.3, any other repayment or refinancing of debt contemplated by this Agreement, payment of all amounts required to be paid in connection with the consummation of the Transactions, and payment of all related fees and expenses, the Surviving Corporation will be Solvent as of the Effective Time and immediately after the consummation of the Transactions. For the purposes of this Agreement, the term “Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with Applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged as of such date or as proposed to be engaged and (c) such Person will be able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature or become due. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged” and “able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature or become due” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

Section 5.9     Absence of Certain Agreements. As of the date of this Agreement, neither Parent nor any of its Affiliates has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), (i) pursuant to which any shareholder of the Company would be entitled to receive in respect of any Share consideration of a different amount or nature than the Per Share Merger Consideration or pursuant to which any shareholder of the Company has agreed to vote to adopt this Agreement or has agreed to vote against any Superior Proposal or (ii) pursuant to which any shareholder of the Company or any of its Subsidiaries has agreed to make an investment in, or contribution to, Parent or Merger Sub in connection with the Transactions.

Section 5.10     Stock Ownership. Neither Parent nor Merger Sub owns any shares of capital stock of the Company.

Section 5.11     Certain Agreements. There are no agreements, arrangements or understandings (in each case, whether oral or written) between Parent, Merger Sub or any of their Affiliates, on the one hand, and any member of the Company’s management or directors, on the other hand, as of the date hereof that relate in any way to, or are in connection with, the Transactions.

Section 5.12     Proxy Statement. The information supplied by Parent or Merger Sub for inclusion in the Proxy Statement will not, at the time the Proxy Statement (or any amendments or supplements thereto) is first mailed to shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 5.13     No Other Company Representations or Warranties. Except for the representations and warranties of the Company set forth in this Agreement and any certificate or document delivered in connection with this Agreement, Parent and Merger Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any of their respective shareholders, directors, officers, employees, Affiliates, advisors, agents or representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Parent or Merger Sub in connection with the Transactions.

ARTICLE 6
COVENANTS

Section 6.1     Conduct of Business. Prior to the Effective Time, except (i) as set forth in Section 6.1 of the Company Disclosure Letter or as any other provision of this Agreement contemplates, permits or provides, (ii) as required by Applicable Laws, (iii) to the extent Parent has consented in writing thereto, such consent not to be unreasonably withheld, delayed or conditioned, or (iv) for transactions in the ordinary course of business consistent with past practice between or among the Company and its wholly-owned Subsidiaries or between or among the wholly-owned Subsidiaries of the Company, the Company:

(a)     shall, and shall cause each of its Subsidiaries to, conduct its operations in all material respects in the ordinary course and in the same manner as heretofore conducted;

(b)     shall use its reasonable best efforts, and shall cause each of its Subsidiaries to use its reasonable best efforts, to preserve intact their current business organizations and goodwill, keep available the services of their respective officers and employees and preserve relationships with those Persons having material business relationships with them; provided, however, no action by the Company or a Subsidiary with respect to matters addressed by any other provision of this Section 6.1 shall be deemed a breach of this Section 6.1(b) unless it is also a breach of such other provision;

(c)     shall not, and shall cause each of its Subsidiaries not to, amend or otherwise change its articles of incorporation or by-laws or equivalent organizational documents whether by merger, consolidation or otherwise;

(d)     shall not, and shall cause each of its Subsidiaries not to, (i) grant or issue any shares of its capital stock or other securities, effect any stock split or otherwise change its capitalization as it existed on the date of this Agreement, except pursuant to the exercise of Company Options, (ii) grant, confer or award any option, equity-based award, warrant, conversion right or other right not existing on the date of this Agreement to acquire any shares of its capital stock or other equity securities, or (iii) amend or otherwise modify any option, equity-based award or other right to acquire any shares of its capital stock existing on the date of this Agreement;

(e)     other than dividends by a Subsidiary to its parent, shall not declare, set aside or pay any dividend or make any other distribution or payment (whether in cash, stock, property or otherwise) with respect to any shares of its capital stock;

(f)     shall not, and shall cause each of its Subsidiaries not to, sell, assign, lease, mortgage, license, abandon or let lapse, pledge, encumber or otherwise dispose of, or enter into a contract to sell, assign, lease, mortgage, license, abandon or let lapse, pledge, encumber or otherwise dispose of, any of its assets (including Intellectual Property and capital stock of Subsidiaries), except for (i) sales of inventory or obsolete equipment in the ordinary course of business consistent with past practice, (ii) sales of other assets or encumbrances effected in the ordinary course of business consistent with past practice or pursuant to contracts (true, complete and correct copies of which have been made available to Parent prior to the date hereof) existing as of the date of this Agreement that were entered into in the ordinary course of business consistent with past practice, (iii) sales or dispositions as may be required by or in conformance with Applicable Laws in order to permit or facilitate the consummation of the Transactions in accordance with Section 6.5, (iv) abandonment or amendment of pending applications for registration of Intellectual Property in the ordinary course of business consistent with past practice or (v) arm’s-length sales or other transfers of assets, rights or properties not described in clauses (i) through (iv) the total current value of which does not exceed $7.0 million;

(g)     shall not, and shall cause each of its Subsidiaries not to acquire by merging or consolidating with, or by purchasing a material equity interest in or a material portion of the assets of, or by any other manner, any Person (or division thereof) or acquire, directly or indirectly, any assets or securities that would require a filing or approval under the HSR Act or any Non-U.S. Antitrust Law;

(h)     shall not, and shall cause its Subsidiaries not to, change any of the material accounting principles or practices used by it or them except as may be required as a result of a change in U.S. GAAP or other Applicable Laws;

(i)      shall not, and shall cause each of its Subsidiaries not to, (i) make, change or rescind any material election relating to taxes, including elections for any and all joint ventures, partnerships, limited liability companies, working interests or other investments where it has the capacity to make, change or rescind such binding election, (ii) settle or compromise any material Proceeding, audit or controversy relating to taxes, (iii) change in any material respect any of its or their methods of reporting any item for tax purposes from those employed in the preparation of its or their Returns for the most recent taxable year for which a Return has been filed, except as may be required by Applicable Laws, (iv) file any amended Return, (v) agree to an extension or waiver of the statute of limitations with respect to material taxes, (vi) enter into any closing agreement with respect to tax, or (vii) surrender any right to claim a tax refund;

(j)      shall not, and shall cause each of its Subsidiaries not to, incur any net increase in (or modify in any material respect) any indebtedness for borrowed money, from that existing on the date of this Agreement, issue or sell any debt securities or warrants or rights to acquire any of its debt securities, assume, guarantee or endorse, or otherwise as an accommodation become responsible for, any such indebtedness, debt securities, warrants or rights of any other Person, or enter into any “keep well” or other agreement to maintain any financial statement condition of any other Person other than (i) borrowings from the Company’s or its Subsidiaries’ credit facilities in the ordinary course of business consistent with past practice, or (ii) other borrowings or indebtedness in an amount not to exceed $7.0 million on a consolidated basis;

(k)     shall not, and shall cause each of its Subsidiaries not to, make any loans or capital contributions to, or investments in, any Person, in each case, other than in an amount not to exceed $1.0 million in the aggregate;

(l)      shall not, and shall cause each of its Subsidiaries not to, redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire directly or indirectly, any shares of capital stock of the Company, capital stock or interests in any of its Subsidiaries, other than shares of the Company’s capital stock purchased or acquired solely to satisfy withholding obligations in connection with the vesting or exercise (as applicable) of Company Options by the grantees thereof;

(m)    shall not, and shall cause each of its Subsidiaries not to, make or commit to make any capital expenditure other than capital expenditures that are not in excess of $7.0 million in the aggregate or as may be necessary for the maintenance of facilities, equipment and machinery in good operation and repair in the ordinary course of business;

(n)     shall not, and shall not permit any of its Subsidiaries to, (i) increase the salary, wages, benefits, bonuses or other compensation payable or to become payable to any Company Employee, except (x) for increases in salary or wage in the ordinary course and consistent with past practice or (y) as may be required under employment agreements or collective bargaining agreements existing on the date of this Agreement that are disclosed in Section 4.12(a) of the Company Disclosure Letter, (ii) enter into or amend any employment, consulting, change of control, retention, severance or similar agreement, or establish, amend or terminate any Company Benefit Plan (other than ordinary course changes to any ERISA plan other than severance plans), (iii) grant any severance or termination pay to any Company Employee other than pursuant to the Company’s policies in effect on the date hereof, (iv) loan or advance any money (or forgive any loan or advance) to any Company Employee except for loans or advances in the ordinary course of business, (v) except as required under any employment agreement existing on the date of this Agreement and disclosed in Section 4.12(a) of the Company Disclosure Letter or as may be required to implement the actions contemplated by Section 3.3 of this Agreement, accelerate the vesting, funding or payment of any compensation or benefit under any Company Benefit Plan, (vi) waive, release or condition any noncompete, nonsolicit, nondisclosure, confidentiality or other restrictive covenant owed to the Company or any of its Subsidiaries or (vii) increase or accelerate the funding obligation or contribution rate of any Company Benefit Plan subject to Title IV of ERISA except as required pursuant to the terms of any collective bargaining agreement in effect on the date hereof;

(o)     shall not, and shall cause each of its Subsidiaries not to, (i) waive, settle, satisfy or compromise any Proceeding against the Company or any of its Subsidiaries or any of their officers and directors in their capacities as such, except for a waiver, settlement, satisfaction or compromise of such suit, action, arbitration, investigation, claim or litigation that (A) is solely for monetary damages for an amount not to exceed $200,000 in aggregate, (B) does not prohibit or restrict the Company and its Subsidiaries from operating their business in substantially the same manner as operated on the date of this Agreement and (C) does not result in the cancelation or a right of cancelation by the insurer of existing insurance policies or insurance coverage of the Company or any of its Subsidiaries (excluding cancelation upon expiration or nonrenewal), or (ii) waive, settle, satisfy or compromise any material claim by, or material rights of, the Company or any of its Subsidiaries;

(p)     shall not, and shall cause each its Subsidiaries not to (A) enter into any agreement or arrangement that limits or otherwise restricts in any material respect the Company or any of its Subsidiaries or any successor thereto or that would reasonably be expected to, after the Effective Time, limit or restrict in any material respect the Company, any of its Subsidiaries, the Surviving Corporation, Parent or any of their respective Affiliates, from engaging or competing in any line of business, in any location or with any Person or (B) (x) modify or amend on terms materially adverse in the aggregate to the Company or any of its Subsidiaries any Material Contract, (y) terminate any Material Contract or (z) enter into any contract which, if entered into prior to the date of this Agreement, would be a Material Contract;

(q)     shall not, and shall cause each of its Subsidiaries not to, adopt or enter into any plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries; and

(r)      shall not, and shall cause each its Subsidiaries not to, authorize, commit or agree in writing or otherwise to take any of the prohibited actions described in this Section 6.1.

Section 6.2     Proxy Statement. As soon as reasonably practicable following the date of this Agreement (and in any event no later than 20 business days thereafter), the Company shall, in consultation with Parent, prepare and file the Proxy Statement with the SEC. Parent, Merger Sub and the Company will cooperate with each other in the preparation of the Proxy Statement. Without limiting the generality of the foregoing, each of Parent and Merger Sub will furnish to the Company the information relating to it required by the Exchange Act to be set forth in the Proxy Statement. The Company shall use its reasonable best efforts to resolve all SEC comments with respect to the Proxy Statement as promptly as reasonably practicable after receipt thereof and to have the Proxy Statement cleared by the SEC (or the staff of the SEC) as promptly as reasonably practicable after such filing. As promptly as reasonably practicable after comments are received from the SEC (or the staff of the SEC) thereon and after the furnishing by the Company and Parent of all information required to be contained therein, the Company shall, in consultation with Parent, prepare and file any required amendments to the Proxy Statement with the SEC. The Company shall promptly notify Parent and Merger Sub of the receipt of any comments from the SEC (or the staff of the SEC) with respect to the Proxy Statement and any request by the SEC (or the staff of the SEC) for any amendment to the Proxy Statement or for additional information and shall consult with Parent regarding, and provide Parent with copies of, all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement. Prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC (or the staff of the SEC) with respect thereto, the Company shall provide Parent a reasonable opportunity to review and to propose comments on such document or response and the Company shall in good faith consider including all such comments proposed by Parent. If at any time prior to the Company Shareholders Meeting any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties, and an appropriate amendment or supplement describing such information promptly shall be filed with the SEC and, to the extent required by Applicable Laws, disseminated to the shareholders of the Company. The Company shall as promptly as reasonably practicable after the date on which the SEC (or the staff of the SEC) confirms that it has no further comments on the Proxy Statement mail to the shareholders of the Company the Proxy Statement and all other proxy materials for the Company Shareholders Meeting. The Company and Parent shall make any necessary filings with respect to the Merger and the Transactions under the Exchange Act.

Section 6.3     Company Shareholders Meeting. The Company, acting through the Company Board (or a committee thereof), shall (i) as soon as reasonably practicable following confirmation by the SEC (or the staff of the SEC) that it has no further comments on the Proxy Statement take all action necessary to set a record date for, duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of obtaining the Company Shareholder Approval (the “Company Shareholders Meeting”) and (ii) subject to Section 6.4, include in the Proxy Statement the Company Recommendation and use its reasonable best efforts to obtain the Company Shareholder Approval. The Company shall cause the Proxy Statement to be mailed to the shareholders of the Company as of the record date established for the Company Shareholders Meeting as promptly as reasonably practicable after the date on which the SEC (or the staff of the SEC) confirms that it has no further comments on the Proxy Statement. Unless the Agreement has been duly terminated in accordance with the terms herein, the Company shall, subject to the right of the Company Board to modify its recommendation in a manner adverse to Parent under the circumstances specified in Section 6.4(d), use reasonable best efforts to solicit from the shareholders of the Company proxies in favor of the proposal to adopt this Agreement and approve the Merger and the Transactions and to secure the Company Shareholder Approval (it being understood that the foregoing shall not require the Company Board to recommend in favor of the adoption of this Agreement, if a Change of Recommendation has been effected in accordance with Section 6.4(d)). Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Shareholders Meeting (i) after consultation with Parent, if the Company believes in good faith that it is necessary to ensure that any legally required supplement or amendment to the Proxy Statement is timely provided to the shareholders of the Company or (ii) with the consent of Parent, if as of the time for which the Company Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient shares of the Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting.

Section 6.4     Acquisition Proposals.

(a)     Except as expressly permitted by this Section 6.4, the Company shall not, and shall cause its Subsidiaries not to and shall use its reasonable best efforts to cause its and its Subsidiaries’ Representatives not to, from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article 8, directly or indirectly, (i) initiate, solicit or knowingly encourage any inquiries regarding, or the making of, any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) engage or participate in any discussions or negotiations regarding, or provide any non-public information or data to, any Person relating to, or that would reasonably be expected to lead to, any Acquisition Proposal (other than contacting and engaging in discussions with such Person for the sole purpose of clarifying such Acquisition Proposal and informing such Person of the existence of this Section 6.4), (iii) otherwise knowingly facilitate (including by providing information) any effort or attempt to make an Acquisition Proposal or (iv) resolve, agree or publicly propose to do any of the foregoing. For purposes of this Agreement, the term “Representatives” shall mean the directors, officers, employees, affiliates, investment bankers, attorneys, accountants and other advisors or representatives of any Person. Upon execution of this Agreement, the standstill provisions of the Confidentiality Agreement shall terminate, and the Company shall, and shall cause each of its Subsidiaries to, and shall use its reasonable best efforts to cause the Representatives of the Company and its Subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, (B) request the prompt return or destruction of all confidential information previously furnished with respect to any Acquisition Proposal (to the extent provided by the applicable confidentiality agreement), and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its Affiliates or Representatives is a party with respect to any Acquisition Proposal, and shall enforce the provisions of any such agreement.

(b)     At any time prior to obtaining the Company Shareholder Approval, if the Company receives a written bona fide Acquisition Proposal from any Person or group of Persons and the Company has complied with its obligations under this Section 6.4, then, notwithstanding anything to the contrary contained in Section 6.4(a), (A) the Company and its Representatives may provide information, including non-public information (which may be by posting to the “virtual data room” available to Parent and its Representatives) in response to a request therefor by such Person or group of Persons if such Person or group of Persons has executed and delivered to the Company a confidentiality agreement containing provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement (it being understood, however, that the confidentiality agreement (x) need not prohibit, condition or restrict the making or amendment of an Acquisition Proposal and (y) shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations hereunder) (an “Acceptable Confidentiality Agreement”), provided that any material non-public information that the Company made available to such Person or group of Persons has previously been made available to Parent or is promptly (and in any event within 24 hours after the time it is provided to such Person or group of Persons) made available to Parent, and (B) the Company and its Representatives may engage or participate in any discussions or negotiations with such Person or group of Persons regarding such Acquisition Proposal, if and only if prior to taking any action described in clause (A) or (B) above, the Company Board determines in good faith, after consultation with its outside financial advisor and its outside legal counsel, that (x) failure to take such action would reasonably likely be a breach of the directors’ fiduciary duties under Applicable Laws and (y) such Acquisition Proposal constitutes a Superior Proposal.

(c)     For purposes of this Agreement:

“Acquisition Proposal” means any proposal or offer by a Third Party with respect to (i) a merger, tender offer, recapitalization, reorganization, consolidation, share exchange, business combination, liquidation, dissolution or similar transaction or series of transactions which would result in the acquisition by a Third Party of more than 20% of the total voting power of the capital stock or more than 20% of the consolidated assets (based on the fair market value thereof as determined by the Company Board in good faith) of the Company and its Subsidiaries or (ii) a transaction or a series of transactions that, if consummated, would result, directly or indirectly, in the acquisition by a Third Party of more than 20% of the total voting power of the capital stock or more than 20% of the consolidated assets (based on the fair market value thereof, as determined by the Company Board in good faith) of the Company and its Subsidiaries, in each case other than the Transactions.

“Superior Proposal” means a bona fide Acquisition Proposal which would result in the acquisition by a Third Party of more than 50% of the total voting power of the capital stock or more than 50% of the consolidated assets (based on the fair market value thereof as determined by the Company Board in good faith) of the Company and its Subsidiaries that the Company Board or any appropriate committee thereof has determined in good faith, after consultation with the Company’s outside financial advisor and outside legal counsel, and considering such factors as the Company Board or any appropriate committee thereof consider appropriate (i) is reasonably capable of being consummated in accordance with its terms, taking into account all legal, regulatory, financial, financing and timing and other aspects of the proposal and the Person making the proposal, and (ii) if consummated, would result in a transaction more favorable to the Company’s shareholders from a financial point of view than the Transactions (after having complied with, and giving effect to all of the adjustments which may be offered by Parent and Merger Sub in response to such proposal or otherwise pursuant to, Section 6.4(d)).

“Third Party” means any Person or group other than (i) the Company or any of its Subsidiaries or (ii) Parent or any of its Subsidiaries or Affiliates.

(d)     Except as set forth in this Section 6.4(d), neither the Company Board nor any committee thereof shall:

(i)      withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation with respect to the Merger or fail to include the Company Recommendation in the Proxy Statement, or authorize, adopt, approve, recommend or otherwise declare advisable (or publicly propose to authorize, adopt, approve, recommend or otherwise declare advisable), any Acquisition Proposal (each action described in this clause (i), a “Change of Recommendation”);

(ii)     cause or permit the Company or any Subsidiary of the Company to enter into any acquisition agreement, merger agreement or similar definitive agreement or any letter of intent, memorandum of understanding or agreement in principle with respect thereto, in each case together with any ancillary agreements (other than an Acceptable Confidentiality Agreement) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal; or

(iii)    take any action pursuant to Section 8.3(a).

Notwithstanding anything to the contrary set forth in this Agreement, prior to obtaining the Company Shareholder Approval, the Company Board may effect a Change of Recommendation (and, solely in connection with accepting a Superior Proposal as contemplated thereby, take action pursuant to Section 8.3(a) of this Agreement), if the Company has complied with its obligations under this Section 6.4 and the Company Board has received a written bona fide Acquisition Proposal from any Person or group of Persons that is not withdrawn and that the Company Board believes in good faith after consultation with its outside financial advisor and outside legal counsel constitutes a Superior Proposal, but only if prior to effecting the Change of Recommendation or taking action pursuant to Section 8.3(a) the Company Board determines in good faith after consultation with its outside legal counsel that failure to do so would reasonably likely be a breach of its fiduciary duties under Applicable Laws; provided that the Company shall not be entitled to effect any Change of Recommendation or to take action pursuant to Section 8.3(a) of this Agreement unless:

(x)     the Company shall have provided prior written notice (a “Notice of Proposed Change of Recommendation”) to Parent and Merger Sub of its intention to effect a Change of Recommendation and/or to take action pursuant to Section 8.3(a) and such notice shall specify if the proposed Change of Recommendation is in respect of a Superior Proposal, the basis for such Change of Recommendation, including, the identity of the party making such Superior Proposal and the material terms and conditions thereof (unless such Superior Proposal is in written form, in which case the Company shall provide Parent copies of all written requests, proposals or offers and the proposed transaction agreements and any financing commitments comprising or relating thereto);

(y)     if any changes to this Agreement shall have been offered in writing by Parent during the three business day-period following Parent’s and Merger Sub’s receipt of the Notice of Proposed Change of Recommendation in a manner that would form a binding contract if accepted by the Company, the Company Board or such committee shall have considered such changes in good faith and shall have determined, if the intended Change of Recommendation is the result of a Superior Proposal, that the Superior Proposal would continue to constitute a Superior Proposal even if such changes were to be given effect; and

(z)     the Superior Proposal did not result from a material breach by the Company of its obligations under this Section 6.4;

provided that, if the intended Change of Recommendation is the result of a Superior Proposal, in the event of any material amendment to the financial terms or any other material revisions to such Superior Proposal, the Company shall be required to deliver a new Notice of Proposed Change of Recommendation to Parent and Merger Sub and to comply with the requirements of this Section 6.4(d) with respect to such new Notice of Proposed Change of Recommendation, except that the reference to the three business day-period above shall be deemed to be a reference to a two business day-period. During the three business day period prior to its effecting an Change of Recommendation or terminating this Agreement as provided above, the Company shall, and shall cause its financial and legal advisors to, negotiate with Parent in good faith (to the extent Parent seeks to negotiate) regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Parent.

(e)     Nothing contained in this Section 6.4 shall be deemed to prohibit the Company or the Company Board or any committee thereof from (i) complying with its disclosure obligations under U.S. federal or state law, including taking and disclosing to its shareholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A under the Exchange Act (or any similar communication to shareholders), or (ii) making any “stop, look and listen” communication to the shareholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the shareholders of the Company); provided that any Change of Recommendation may be made only in accordance with Section 6.4(d).

(f)     In addition to the other obligations of the Company set forth in this Section 6.4, from and after the date of this Agreement, the Company agrees that it will promptly (and, in any event, within one business day) (i) notify Parent if the Company receives any Acquisition Proposal or any request for information or other inquiry that the Company believes is reasonably likely to lead to any Acquisition Proposal and (ii) in connection with such notice, provide to Parent the identity of the Person or group of Persons making such Acquisition Proposal or request or inquiry and a summary of the material terms and conditions of any such Acquisition Proposal or request or other inquiry (unless such Acquisition Proposal or inquiry is in written form, in which case the Company shall provide Parent copies of any written requests, proposals or offers and the proposed transaction agreements and financing commitments comprising or relating thereto). The Company shall keep Parent reasonably informed, on a prompt basis (and, in any event, within one business day), of any material change to the terms of such Acquisition Proposal or request or inquiry (including any amendments thereto).

Section 6.5     Filings; Reasonable Best Efforts, Etc.

(a)     Subject to the terms and conditions herein provided, the Company and Parent and its Affiliates shall, and shall cause their respective Subsidiaries to:

(i)      as promptly as practicable, make (or cause to be made) their respective required filings under the HSR Act and any applicable non-U.S. competition, antitrust or premerger notification laws of the jurisdictions identified in Section 5.3(b) of the Parent Disclosure Letter (“Non-U.S. Antitrust Laws”) (and Parent shall pay all filing fees incident to all such filings by Parent, the Company or any of their respective Subsidiaries or Affiliates). Without limiting the foregoing, the Company, Parent and their respective Affiliates and Subsidiaries shall use reasonable best efforts to (A) submit all filings required under the HSR Act not more than 20 business days from the date hereof, subject to Section 6.5(a)(i)(B); and (B) thereafter shall promptly make any other required submissions under the HSR Act or in the jurisdictions identified in Section 5.3(b) of the Parent Disclosure Letter;

(ii)     as soon as practicable, prepare and file with CFIUS a draft joint voluntary notice pursuant to FINSA with respect to the Transactions and promptly provide CFIUS with any additional or supplemental information requested by CFIUS or its member agencies during such pre-filing consultation period, at the end of which the Company and Parent will prepare and file with CFIUS a final joint voluntary notice pursuant to FINSA with respect to the Transactions;

(iii)    promptly notify each other of any substantive communication concerning this Agreement or the Transactions to that party or any of its Affiliates from any Governmental Authority and, to the extent not prohibited by Applicable Laws or such Governmental Authority, permit the other party to review in advance any proposed communication concerning this Agreement or the Transactions to any Governmental Authority and provide a reasonable opportunity for the other party to provide comments and for any such reasonable comments to be accounted for prior to their submission;

(iv)    not participate in any substantive meeting or discussion with any Governmental Authority in respect of any filing, investigation or other inquiry concerning this Agreement or the Transactions unless it consults with the other party in advance and, to the extent permitted by Applicable Laws or such Governmental Authority, gives the other party the opportunity to attend and participate in such meeting or discussion;

(v)     furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and representatives on the one hand, and any government or regulatory authority or members of any such authority’s staff, on the other hand, with respect to this Agreement and the Transactions, except any confidential information or business secrets, which information shall be provided to counsel on a counsel-to-counsel basis;

(vi)    furnish the other party with such necessary information and reasonable assistance as such other party and its Affiliates may reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any Governmental Authorities, including the Proxy Statement and any filings necessary or appropriate under the provisions of the HSR Act and applicable Non-U.S. Antitrust Laws;

(vii)   subject to Section 6.5(c), “substantially comply” and certify substantial compliance with any request for additional information (also known as a “second request”) issued pursuant to the HSR Act as soon as reasonably practicable following the issuance of the request for additional information; and

(viii)  use their reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to ensure that the conditions set forth in Article 7 are satisfied and to consummate and make effective the Transactions as promptly as reasonably practicable, including using reasonable best efforts to obtain all necessary authorizations, consents and approvals, and to effect all necessary registrations and filings.

(b)     Without limiting Section 6.5(a), the Company, Parent and Parent’s Affiliates shall each use, and cause their respective Subsidiaries to use reasonable best efforts promptly to:

(i)       cause the expiration or termination of the applicable waiting period under the HSR Act and to obtain required clearances and approvals under applicable Non-U.S. Antitrust Laws as promptly as reasonably practicable;

(ii)      avoid the entry of any decree, order or judgment that would restrain, prevent or delay the Closing;

(iii)     take, in the event that any permanent, preliminary or temporary decree, order or judgment is entered, issued or enacted, or becomes reasonably foreseeable to be entered, issued or enacted, in any proceeding, review or inquiry of any kind that would make consummation of the Merger in accordance with the terms of this Agreement unlawful or that would materially restrain, prevent or delay the Closing, any and all steps (including the appeal thereof, the posting of a bond or the taking of the steps contemplated by clause (ii) of this Section 6.5(b)) necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate, avoid or remove such actual, anticipated or threatened decree, order or judgment so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement; and

(iv)     take any and all steps necessary to obtain any consents or eliminate any impediments to the Merger.

(c)     Notwithstanding anything in this Agreement to the contrary and subject to the last sentence of this Section 6.5(c), the obligations of Parent under this Section 6.5 shall include Parent committing to, as a condition to and in return for obtaining any and all expirations of waiting periods under the HSR Act or consents from any Governmental Authority necessary to consummate the Transactions under the Non-U.S. Antitrust Laws in the jurisdictions identified in Section 5.3(b) of the Parent Disclosure Letter, any of the following: (i) agreeing to sell, divest or otherwise convey any particular asset, category, portion or part of an asset or business of the Company and its Subsidiaries contemporaneously with or subsequent to the Effective Time; (ii) agreeing to permit the Company to sell, divest or otherwise convey any of the particular assets, categories, portions or parts of assets or business of the Company or any of its Subsidiaries prior to the Effective Time; and (iii) licensing, holding separate or entering into similar arrangements with respect to the assets of the Company or conduct of business arrangements or terminating any and all joint venture, strategic partnership and other similar agreements, in each case, to the extent such action is necessary to avoid, prevent, eliminate or remove the issuance or enactment of any order, decree, decision, determination, judgment or law that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of Transactions by any Governmental Authority. No actions taken pursuant to clauses (i) through (iii) of this Section 6.5(c) shall be considered for purposes of determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, in no event shall Parent or Merger Sub be obligated to, and the Company and its Subsidiaries shall not agree with a Governmental Authority without the prior written consent of Parent, to divest or hold separate, or enter into any licensing or similar arrangement with respect to, any assets (whether tangible or intangible) or any portion of the business of the Company or any of its Subsidiaries, if such divestiture or hold separate involves assets that are material to the Company and its Subsidiaries on a consolidated basis or if such licensing or similar arrangement would materially adversely affect assets that are material to the Company and its Subsidiaries on a consolidated basis.

(d)     Nothing in this Agreement shall require the Company or any of its Subsidiaries to take or agree to take any of the actions referred to in clauses (i) through (iii) of Section 6.5(c) with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the Closing.

(e)     Nothing in this Agreement shall require Parent or any of its Affiliates to sell, divest or otherwise convey any of their respective assets, categories, portions or parts of assets or businesses (other than assets or businesses of the Company or any of its Subsidiaries to the extent provided in Section 6.5(c)) at any time or to license, hold separate or enter into similar arrangements with respect to their respective assets or conduct of business arrangements or to terminate any of their respective existing relationships or contractual rights or obligations as a condition to obtaining any expiration of waiting periods under the HSR Act or consents from Governmental Authorities necessary to consummate the Transactions under any Non-U.S. Antitrust Laws.

Section 6.6     Access and Reports.

(a)     Subject to Applicable Laws then in effect and applicable contractual restrictions in effect on the date hereof, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford to the officers and other authorized Representatives of Parent, reasonable access, during normal business hours throughout the period prior to the Effective Time, to its and its Subsidiaries’ officers and its and its Subsidiaries’ properties, offices and other facilities and its and its Subsidiaries’ books, contracts, personnel files and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly all information concerning its and its Subsidiaries’ business, properties and personnel as may reasonably be requested by Parent and its Representatives from time to time; provided that any such access shall be coordinated through one of the persons listed on Section 6.6 of the Company Disclosure Letter and provided further that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company herein; and provided, further, that the foregoing shall not require the Company (i) (A) to permit any inspection that, in the reasonable judgment of the Company, would be materially disruptive to the business or operations of the Company or its Subsidiaries, or (B) to disclose any information that would, in the reasonable judgment of the Company, result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality, (ii) to disclose any information of the Company or any of its Subsidiaries that would, in the reasonable judgment of the Company, be prohibited by Applicable Laws or waive the protection of attorney-client, work product or other legal privilege, (iii) to provide access to or otherwise make available any information relating to the process conducted by the Company that led to the execution of this Agreement or (iv) to provide access to or otherwise make available or furnish any information if and to the extent that the provision of such information could in the judgment of the Company based on advice of counsel violate Applicable Law. The parties will use reasonable best efforts to make appropriate substitute arrangements under circumstances in which the restrictions of the preceding sentence apply. Notwithstanding the foregoing, unless with the express, prior written consent of the Company and under such conditions as the Company may reasonably require, neither Parent nor any of its Representatives shall have the right to conduct any surface or subsurface soil or surface or ground water sampling, monitoring, borings or testing on any properties owned or leased by the Company or any of its Subsidiaries. Parent agrees that it will not, and will cause its Representatives, not to use any information provided pursuant to this Section 6.6(a) for any competitive or other purpose unrelated to the consummation of the Transactions. The Confidentiality Agreement shall apply with respect to information furnished by the Company hereunder.

(b)     The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (i) of any notice or other communication received by such party from any Governmental Authority in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Corporation or Parent, (ii) of any action, suit, claim, investigation or proceeding commenced or, to such party’s knowledge, threatened against, relating to or otherwise affecting such party or any of its Subsidiaries which relate to the Transactions, and (iii) if such party becomes aware of any facts or circumstances that would reasonably be expected to cause any condition set forth in Article 7 not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.6(b) shall not cure any breach of, or non-compliance with, any other provision of this Agreement.

Section 6.7     Publicity. Unless and until a Change of Recommendation has occurred in connection with Section 6.4(d), the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements (other than routine employee communications) with respect to the Merger and the other Transactions and prior to making any filings with any third party and/or any Governmental Authority (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Applicable Laws or by obligations pursuant to any listing agreement with any national securities exchange or interdealer quotation service or by the request of any Governmental Authority.

Section 6.8     Stock Exchange Delisting; Deregistration. Each of the Company and Parent shall cause the Company’s securities to be delisted from the NASDAQ Stock Market and deregistered under the Exchange Act as soon as practicable following the Effective Time.

Section 6.9     Expenses. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the transactions contemplated in Article 3. Except as set forth in the immediately preceding sentence or as otherwise provided in Section 8.6, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expense, except that Parent shall pay or reimburse the Company for Parent’s payment obligations pursuant to Section 6.5(a)(i).

Section 6.10     Indemnification and Insurance.

(a)     From and after the Effective Time, each of Parent and the Surviving Corporation shall indemnify and hold harmless, to the fullest extent permitted under Applicable Laws (and shall also pay or advance expenses as incurred, to the fullest extent permitted under Applicable Laws, to), each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees, expenses and disbursements), judgments, fines, losses, claims, damages, liabilities or amounts that are paid in settlement incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Party’s service as a director or officer of the Company or its Subsidiaries at or prior to the Effective Time or services performed by such Indemnified Party, at the request of the Company or its Subsidiaries, as a fiduciary under any Company Benefit Plan or as a director or officer of another Person at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including, but not limited to, in connection with (i) the Transactions and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party in effect on the date hereof. In the event of any such claim, action, suit, proceeding or investigation, Parent and the Surviving Corporation shall reasonably cooperate in or use reasonable best efforts in the vigorous defense of any such matter; provided, however, that Parent and the Surviving Corporation shall not be liable for any settlement effected without their respective prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned). The Surviving Corporation shall pay all reasonable expenses, including reasonable attorneys’ fees, expenses and disbursements, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 6.10.

(b)     Without limiting the generality of Section 6.10(a), if any Indemnified Party becomes involved in any actual or threatened claim, action, suit, proceeding or investigation covered by this Section 6.10 after the Effective Time, Parent and the Surviving Corporation shall, to the fullest extent permitted by Applicable Laws, advance to such Indemnified Party his or her legal or other expenses (including attorneys’ fees, expenses and disbursements and the cost of any investigation and preparation incurred in connection therewith) within ten business days of receipt by Parent and the Surviving Corporation from the Indemnified Party of a request therefor, subject to such Indemnified Party providing Parent and the Surviving Corporation with an undertaking to reimburse all amounts so advanced in the event of a non-appealable determination of a court of competent jurisdiction that such Indemnified Party is not entitled thereto, but without any requirement for the posting of a bond or any other terms or conditions other than those expressly set forth herein.

(c)     Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation, as of the Effective Time, to obtain and fully pay the premium for the non-cancelable extension of (i) the directors’, officers’ and employees’ liability coverage of the Company’s existing directors’, officers’ and employees’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable to the Indemnified Parties as the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director, officer or employee of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Transactions); provided, however, that in no event shall the Company or the Surviving Corporation expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance (the “Maximum Premium”) (which annual amount the Company represents and warrants is set forth on Section 6.10(c) of the Company Disclosure Letter). If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable to the Indemnified Parties as provided in the Company’s existing policies as of the date hereof, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance from financially sound and reputable carriers for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable to the Indemnified Parties as provided in the Company’s existing policies as of the date hereof; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of the Maximum Premium; and provided, further, that if the annual premiums of such insurance coverage exceed the Maximum Premium, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Premium.

(d)     If Parent or the Surviving Corporation or any of their respective successors or assigns shall (i) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 6.10.

(e)     The provisions of this Section 6.10 are (i) expressly intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her legal representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. The provisions of this Section 6.10 shall survive the consummation of the Merger.

(f)     Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (including any matters arising in connection with the Transactions) now existing in favor of the current or former directors or officers of the Company or any of its Subsidiaries as provided in any agreement in effect on the date hereof (and made available to Parent prior to the date hereof) between the Company or any of its Subsidiaries, on the one hand, and any current or former director or officer of the Company or any of its Subsidiaries, on the other hand, will be assumed by the Surviving Corporation without further action, as of the Effective Time, and will survive the Merger and will continue in full force and effect in accordance with their terms. The Charter and the By-Laws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers than are presently set forth in the Company Charter and the Company By-Laws, which provisions shall not be amended or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights of such director or officer, unless such modification is required by Applicable Laws during such period.

(g)     Notwithstanding anything herein to the contrary, in the case of Sections 6.10(c) and 6.10(f) in the event that any claim for indemnification is asserted or made on or prior to the sixth anniversary of the Effective Time, all rights to indemnification in respect of such claim shall continue until the final disposition of such claim.

Section 6.11     Financing. Parent and Merger Sub shall give the Company prompt notice of material breach, material default, termination, expiration or other event with respect to any Available Credit Source which would be reasonably likely to cause Parent or Merger Sub to be unable to obtain the funds necessary to satisfy their respective obligations under this Agreement. After the date hereof, if Parent and Merger Sub shall not have cash on hand and Available Credit Sources to provide sufficient funds on the Closing Date (i) to acquire all of the Merger Shares in accordance with the terms of the Merger, (ii) to pay all cash amounts to be paid with respect to the Company’s outstanding equity compensation awards pursuant to Section 3.3 and (iii) to pay all fees and expenses payable by Parent and Merger Sub under this Agreement, then Parent shall give the Company prompt notice thereof and Parent shall use its reasonable best efforts to arrange and obtain as promptly as practicable alternative financing from alternative sources in such amounts as shall be required to provide sufficient funds. Parent and Merger Sub acknowledge and agree that the obtaining of sufficient funds is not a condition to the Closing.

Section 6.12     Employee Matters.

(a)     The Surviving Corporation shall, during the period commencing at the Effective Time and ending on the 12-month anniversary of the Effective Time, provide to (x) each non-union represented employee who is employed by the Company or any of its Subsidiaries (including any such employee who is not actively at work on account of illness, disability or leave of absence) immediately prior to the Effective Time (each, an “Affected Non-Union Employee”) a base salary and target bonus opportunity under annual cash incentive plans that are no less favorable than the base salary and target bonus opportunity provided to such Affected Non-Union Employee by the Company and its Subsidiaries immediately prior to the Effective Time and (y) Affected Non-Union Employees, in the aggregate, employee benefits (excluding equity and equity-based awards, executive welfare benefits, perquisites and quarterly discretionary contribution payments) that are no less favorable, in the aggregate, than those provided to Affected Non-Union Employees by the Company and its Subsidiaries immediately prior to the Effective Time. With respect to union-represented employees of the Company and each of the Company's Subsidiaries (“Affected Union Employees”), the Surviving Corporation shall comply with the terms and conditions of all applicable collective bargaining agreements as in effect as of the Effective Time. From and after the Effective Time, the Surviving Corporation shall or shall cause one of its Subsidiaries to assume and honor, in accordance with its terms, each Company Benefit Plan disclosed in Section 4.12(a) of the Company Disclosure Letter. Notwithstanding any other provision of this Agreement to the contrary, but subject to any employment agreements existing on the date of this Agreement, (i) the Surviving Corporation shall provide, or cause to be provided, to Affected Non-Union Employees whose employment terminates during the 12-month period following the Effective Time, severance benefits, if any, at the levels and pursuant to the terms of the Company’s severance program and guidelines as in effect immediately prior to the Effective Time and disclosed in Section 4.12(a) of the Company Disclosure Letter and (ii) during such 12-month period following the Effective Time, severance benefits offered to Affected Non-Union Employees shall be determined without taking into account any reduction after the Effective Time in compensation paid to Affected Non-Union Employees. Nothing contained in this Section 6.12 shall (x) be deemed to grant any Affected Non-Union Employee or Affected Union Employee (together, “Affected Employees”) the right to continued employment after the Effective Time or affect the right of the Company or its Subsidiaries (or, following the Effective Time, the Surviving Corporation and its Subsidiaries) to terminate the employment of the Affected Employees for any reason, subject to Applicable Law and the terms and conditions of any applicable collective bargaining agreements or (y) prevent the amendment or termination of any Company Benefit Plans in accordance with their respective terms.

(b)     The Surviving Corporation will cause any benefit plans of the Surviving Corporation in which the Affected Employees are entitled to participate after the Effective Time to take into account for purposes of eligibility, vesting and level of benefits (but not for purposes of accrual of benefits), service by the Affected Employees for the Company and its Subsidiaries as if such service were with the Surviving Corporation, to the same extent such service was credited under a comparable Company Benefit Plan (except to the extent it would result in a duplication of benefits).

(c)     To the extent permitted under Applicable Laws and except to the extent it would result in a duplication of benefits, with respect to any employee benefit plans maintained by the Surviving Corporation or any of its Subsidiaries for the benefit of the Affected Employees, the Surviving Corporation will (i) cause there to be waived any eligibility requirements or pre-existing condition limitations or waiting period requirements to the same extent waived under comparable Company Benefit Plans and (ii) give effect, in determining any deductible, co-insurance and maximum out-of-pocket limitations, to amounts paid by such Affected Employees during the calendar year in which Effective Time occurs under similar Company Benefit Plans.

(d)     Parent shall cause the Surviving Corporation to honor, fulfill and discharge the Company’s and its Subsidiaries’ obligations under all Company Benefit Plans accrued as of the Effective Time.

(e)     Each of the parties to this Agreement hereby acknowledges that a “corporate change,” “change in control” or “change of control” (or similar phrase) within the meaning of each Company Benefit Plan disclosed in Section 6.12(e) of the Company Disclosure Letter will occur at the Effective Time.

(f)     The provisions of this Section 6.12 are for the sole benefit of the parties to this Agreement and nothing herein, express or implied, is intended or shall be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Affected Employee), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (with respect to the matters provided for in this Section 6.12) under or by reason of this Agreement nor shall any provision of this Section 6.12 constitute an amendment or modification of any of the Company Benefit Plans.

Section 6.13     Shareholder Litigation. Subject to a customary joint defense agreement, the Company shall give Parent the opportunity to participate in, but not control, the defense or settlement of any shareholder litigation against the Company or its directors or officers arising after the date hereof as a result of the Transactions.

Section 6.14     Obligations of Merger Sub and the Surviving Corporation. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

Section 6.15     No Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 6.16     Existing Credit Agreement Matters. The Company shall use reasonable best efforts to deliver to Parent, at least three business days prior to the Effective Time, fully executed copies of payoff letters, in form and substance reasonably acceptable to Parent (including the total payoff amount required to fully satisfy all outstanding obligations thereunder and any daily accrual thereafter), for the Company’s existing credit facilities which payoff letters shall provide that upon receipt of the applicable payoff amount there shall occur the release of all guarantees, Liens and other security over the Company’s and its Subsidiaries’ properties and assets securing its obligations under such existing credit facilities, together with the return of any collateral in the possession of the relevant lender, administrative agent or collateral agent, at or immediately prior to the Effective Time.

ARTICLE 7
CONDITIONS TO THE MERGER

Section 7.1     Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the fulfillment or waiver by each of the parties to this Agreement at or prior to the Effective Time of the following conditions:

(a)     The Company Shareholder Approval shall have been obtained in accordance with Applicable Laws, the Company Charter and the Company By-Laws.

(b)     (i) Any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; (ii) any waiting period applicable to the consummation of the Merger under Non-U.S. Antitrust Laws shall have expired or been terminated; and (iii) all required approvals or clearances in the jurisdictions identified in Section 5.3(b) of the Parent Disclosure Letter shall have been obtained or any applicable waiting period thereunder shall have expired or been terminated.

(c)     Parent shall have received written confirmation by CFIUS that it has completed its review (or, if applicable, investigation) under FINSA and determined that there are no unresolved national security concerns with respect to the Transactions.

(d)     There shall be no decree, order, ruling or injunction (whether temporary, preliminary or permanent) of any Governmental Authority that prohibits the consummation of the Merger.

(e)     There shall not be pending any Proceedings challenging or seeking to restrain or prohibit the consummation of the Merger or the Transactions, and no threat by any Person to institute any Proceeding challenging or seeking to restrain or prohibit the consummation of the Merger or the Transactions shall remain outstanding.

Section 7.2     Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The respective obligation of Parent and Merger Sub to effect the Merger shall be subject to the fulfillment or waiver by Parent at or prior to the Effective Time of the following conditions:

(a)     (i) The representations and warranties of the Company set forth in (A) Sections 4.2, 4.18, 4.22, the third sentence of Section 4.10 and the first sentence of Section 4.19 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (B) Section 4.3 shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for de minimis inaccuracies and (C) any other Section of this Agreement shall be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifiers) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties referred to in this clause (C) to be so true and correct does not constitute, individually or in the aggregate, a Company Material Adverse Effect, and (ii) Parent shall have received at the Closing a certificate signed on behalf of the Company by a senior executive officer of the Company to the effect that the conditions set forth in this Section 7.2(a)(i) have been satisfied.

(b)     The Company shall have performed in all material respects each of its obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company to such effect.

Section 7.3     Conditions to Company’s Obligation to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the fulfillment or waiver by the Company at or prior to the Effective Time of the following conditions:

(a)     (i) The representations and warranties of Parent and Merger Sub set forth in (A) Sections 5.2 and 5.7 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date and (B) any other Section of this Agreement shall be true and correct (without giving effect to any materiality or Parent Material Adverse Effect qualifiers) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties referred to in this clause (B) to be so true and correct does not constitute, individually or in the aggregate, a Parent Material Adverse Effect, and (ii) the Company shall have received at the Closing a certificate signed on behalf of Parent and Merger Sub by a senior executive officer of Parent to the effect that the conditions set forth in this Section 7.3(a)(i) have been satisfied.

(b)     Each of Parent and Merger Sub shall have performed in all material respects each of its obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by a senior executive officer of Parent to such effect.

ARTICLE 8
TERMINATION

Section 8.1     Termination by Mutual Consent. This Agreement may be terminated, and the Transactions may be abandoned, at any time prior to the Effective Time, whether before or after Company Shareholder Approval has been obtained by the mutual written consent of the Company and Parent, through action of their respective boards of directors.

Section 8.2     Termination by Parent or the Company. This Agreement may be terminated, and the Transactions may be abandoned, at any time prior to the Effective Time, whether before or after the Company Shareholder Approval has been obtained by action of either the Parent board of directors or the Company Board if:

(a)     the Merger shall not have been consummated on or before January 31, 2014 (the “Termination Date”); provided, however, that if on January 31, 2014 one or more of the conditions to Closing set forth in Sections 7.1(b) through (e) shall have not been satisfied or duly waived by the party entitled to the benefit of such condition but all other conditions to Closing have been satisfied (or, in the case of conditions that by their nature cannot be satisfied other than at the Closing, shall be capable of being satisfied on January 31, 2014), then the Termination Date shall, at the option of Parent or Company, be extended to and including April 30, 2014, if Parent or Company notifies the other party in writing on or prior to January 31, 2014 of its election to so extend the Termination Date; and provided, further, that the right to extend the Termination Date or to terminate this Agreement pursuant to this Section 8.2(a) shall not be available to any party if the failure of such party to perform, in any material respect, any of its obligations under this Agreement results in or causes the failure of the Merger to be consummated on or before such date (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso);

(b)     the Company Shareholders Meeting shall have been held and completed and the Company Shareholder Approval shall not have been obtained at such Company Shareholders Meeting or at any adjournment or postponement thereof; provided that a party shall not have the right to terminate this Agreement pursuant to this Section 8.2(b) if the non-satisfaction of the condition in Section 7.1(a) primarily resulted from the failure of such party to perform, in any material respect, its obligations under this Agreement; or

(c)     a Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such order, decree, ruling or other action shall have become final and non-appealable.

Section 8.3     Termination by the Company. This Agreement may be terminated, and the Transactions may be abandoned, by action of the Company Board:

(a)     at any time prior to the time the Company Shareholder Approval is obtained, if (i) the Company Board authorizes the Company, subject to complying with the terms of this Agreement, to enter into one or more Alternative Acquisition Agreements with respect to a Superior Proposal, (ii) immediately prior to or substantially concurrently with the termination of this Agreement the Company enters into one or more Alternative Acquisition Agreements with respect to a Superior Proposal, and (iii) the Company immediately prior to or substantially concurrently with such termination pays or causes to be paid to Parent in immediately available funds any fees required to be paid pursuant to Section 8.5;

(b)     at any time prior to the Effective Time, if Parent or Merger Sub shall have breached any representation, warranty, covenant or other agreement made by Parent or Merger Sub in this Agreement or if any such representation and warranty shall have become inaccurate after the date of this Agreement and such breach or inaccuracy would, individually or in the aggregate, result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b), if continuing on the Closing Date, being satisfied, and such breach or inaccuracy (i) cannot be cured by Parent or Merger Sub by the Termination Date or (ii) if capable of being cured, shall not have been cured on or before the earlier of (x) 30 calendar days following receipt of written notice from the Company thereof or (y) the expiration of any shorter period of time that remains between the date the Company provides written notice of such breach or inaccuracy and the date that is three business days prior to the Termination Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.3(b) if it is then in breach of any representation, warranty, covenant or other agreement hereunder that would result in the failure of any condition set forth in Section 7.2 being satisfied; or

(c)     if (i) Parent and Merger Sub shall have failed to consummate the Closing on the date on which the Closing is to occur pursuant to Section 1.2, (ii) all of the conditions set forth in Article 7 have been and continue to be satisfied or have been waived on the date on which the Closing was to have occurred pursuant to Section 1.2 (other than those conditions that by their nature cannot be satisfied other than at the Closing), and (iii) the Company stood ready and willing to consummate the Closing on the date on which the Closing was to occur pursuant to Section 1.2.

Section 8.4      Termination by Parent. This Agreement may be terminated, and the Transactions may be abandoned, by action of Parent (with any termination by Parent also being an effective termination by Merger Sub):

(a)     prior to the Effective Time, if (i) the Company Board shall have made a Change of Recommendation, (ii) the Company Board fails to recommend against acceptance of a tender or exchange offer for any outstanding shares of capital stock of the Company that constitutes an Acquisition Proposal (other than by Parent or any of its Subsidiaries), including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders, which shall constitute a failure to recommend against such tender offer or exchange offer, within ten (10) business days after commencement, or (iii) the Company shall have entered into, or publicly announced its intention to enter into, an Alternative Acquisition Agreement; or

(b)     at any time prior to the Effective Time, if the Company shall have breached any representation, warranty, covenant or other agreement made by the Company in this Agreement or if any such representation and warranty shall have become inaccurate after the date of this Agreement, and such breach or inaccuracy would, individually or in the aggregate, result in a failure of a condition in Section 7.2(a) or Section 7.2(b), if continuing on the Closing Date, being satisfied, and such breach or inaccuracy (x) cannot be cured by the Company by the Termination Date or (y) if capable of being cured, shall not have been cured on or before the earlier of (A) 30 calendar days following receipt of written notice from Parent thereof or (B) the expiration of any shorter period of time that remains between the date Parent provides written notice of such breach or inaccuracy and the date that is three business days prior to the Termination Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.4(b) if it is then in breach of any representation, warranty, covenant or other agreement hereunder that would result in the failure of any condition set forth in Section 7.3 being satisfied.

Section 8.5     Effect of Termination.

(a)     In the event of termination of this Agreement pursuant to this Article 8, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything to the contrary set forth in this Agreement, that (i) except as otherwise provided herein and subject to Section 8.5(e) (including the limitation on liability set forth therein), no such termination shall relieve any party from any liability to pay the fees, expenses and other amounts set forth in this Section 8.5 or Section 8.6 if and when due pursuant to the provisions thereof, (ii) subject to Section 8.5(e) (including the limitation on liability set forth therein), no such termination shall relieve any party from liability for any willful, knowing or intentional breach by such party, (iii) no such termination shall relieve Parent from any payment or reimbursement obligation under Section 6.5(a)(i) or 8.5(d) and (iv) the provisions set forth in Sections 6.9 and 8.5 and Article 9, and the Confidentiality Agreement (to the extent provided therein) shall survive the termination of this Agreement.

(b)     In the event that:

(i)     (x) this Agreement is terminated by Company or Parent pursuant to Section 8.2(b) or Section 8.4(b) (or pursuant to Section 8.2(a) at a time when this Agreement was terminable by Parent pursuant to Section 8.2(b) or 8.4(b)), (y) an Acquisition Proposal shall have been made (and, in the case of a termination pursuant to Section 8.2(b) or pursuant to Section 8.2(a) at a time when this Agreement was terminable by Parent pursuant to Section 8.2(b), such Acquisition Proposal shall have been publicly available) after the date of this Agreement but prior to the date of the event giving rise to such right of termination and such Acquisition Proposal shall not have been publicly withdrawn prior to (1) the date of the event giving rise to such right of termination (in connection with a termination pursuant to Section 8.4(b) or pursuant to Section 8.2(a) at a time when this Agreement was terminable by Parent pursuant to Section 8.4(b)) or (2) the Company Shareholders Meeting (in connection with a termination pursuant to Section 8.2(b) or pursuant to Section 8.2(a) at a time when this Agreement was terminable by Parent pursuant to Section 8.2(b)), and (z) prior to or within 24 months after such termination, the Company enters into any definitive agreement with respect to, or consummates, any Acquisition Proposal (provided that for purposes of this clause (b), the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”);

(ii)     this Agreement is terminated by Parent pursuant to Section 8.4(a); or

(iii)    this Agreement is terminated by the Company pursuant to Section 8.3(a);

then the Company shall promptly (but in no event later than (A) in the case of clause (i) above, three business days after the date on which the Company consummates the Acquisition Proposal or after the date on which the Company enters into a definitive agreement with respect thereto, (B) in the case of clause (ii) above, three business days after the date of such termination and (C) in the case of clause (iii) above, immediately prior to or substantially concurrently with such termination) pay or cause to be paid to Parent or its designees the Termination Fee by wire transfer of same day funds (it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion). “Termination Fee” shall mean an amount equal to $23 million (less any Parent Expenses previously paid by the Company pursuant to Section 8.6). Any Termination Fee paid to Parent or its designees pursuant to this Agreement shall be paid by wire transfer of immediately available funds to an account or accounts designated in writing by Parent to the Company for such purpose.

(c)     In the event that this Agreement is terminated by the Company pursuant to Section 8.3(b) or Section 8.3(c), then Parent shall promptly, but in no event later than three business days after the date of such termination, pay or cause to be paid to the Company by wire transfer of same day funds an amount equal to $23 million (the “Parent Fee”) (it being understood that in no event shall Parent be required to pay the Parent Fee on more than one occasion). It is agreed that the Parent Fee is liquidated damages and not a penalty, and the payment of the Parent Fee in the circumstances specified herein is supported by due and sufficient consideration.

(d)     The parties acknowledge that the agreements contained in this Section 8.5 are an integral part of the Transactions, and that without these agreements, the parties would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amounts due pursuant to Section 8.5(b) or Section 8.6, or if Parent fails to promptly pay the amounts due pursuant to Section 8.5(c) and, in order to obtain such payment, Parent or Merger Sub, on the one hand, or the Company, on the other hand, commences a suit that results in a judgment against the Company for any amounts due pursuant to Section 8.5(b) or Section 8.6, or a judgment against Parent or Merger Sub for any amounts due pursuant to Section 8.5(c), the Company shall pay to Parent or Merger Sub, on the one hand, or Parent shall pay to the Company, on the other hand, its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of such amount or portion thereof at the prime rate of JPMorgan Chase Bank, N.A. in effect on the date such payment was required to be made through the date of payment.

(e)     Notwithstanding anything to the contrary in this Agreement, but subject to Section 9.12: (i) the Company’s right to terminate this Agreement and to receive the Parent Fee pursuant to this Section 8.5 shall, upon full payment to the Company of the Parent Fee, be the sole and exclusive remedies of the Company and its Affiliates against Parent, Merger Sub, or any former, current or future shareholder, controlling Person, director, officer, employee, general or limited partner, member, manager, Affiliate, affiliated (or commonly advised) funds, representative, agent and assignee and successor of any of the foregoing (each, a “Related Party”) for any losses or damages suffered as a result of any breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement or in any certificate or other document delivered in connection herewith or the failure of the Merger to be consummated, or in respect of any oral representation made or alleged to be have been made in connection herewith, in each case, in any circumstance in which the Company is permitted to terminate this Agreement and receive the Parent Fee pursuant to Section 8.5(c), and upon payment of such amounts if and when due, none of Parent, Merger Sub, or any of their Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions (except that Parent shall remain obligated with respect to the indemnification and reimbursement obligations of Parent contained in Sections 6.5(a)(i) and 8.5(d)) or in respect of any other document or theory of law or equity or in respect of oral representations made or alleged to be made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise; and (ii) in connection with any loss suffered as a result of any breach of any representation, covenant or agreement in this Agreement or the failure of the Merger to be consummated, or in respect of any oral representation made or alleged to have been made in connection herewith, in each case, other than in a circumstance in which the Company is permitted to terminate this Agreement and receive the Parent Fee pursuant to Section 8.5(c), the Company agrees that the maximum aggregate liability of Parent and Merger Sub to the Company shall be limited to an amount equal to the amount of the Parent Fee, and in no event shall the Company seek to recover any money damages in excess of such amount. Notwithstanding anything to the contrary contained herein, under no circumstances will the Company be entitled to monetary damages the aggregate amount of which, together with any portion of the Parent Fee paid to the Company by Parent pursuant to Section 8.5(c), exceeds the amount of the Parent Fee (plus any amounts payable pursuant to Section 8.5(d)), and in no event shall the Company seek to recover monetary damages from any Related Party (other than Parent and Merger Sub). Parent’s right to terminate this Agreement and to receive the Termination Fee pursuant to Section 8.5(b) shall, upon full payment to Parent of the Termination Fee, be the sole and exclusive remedy of Parent, Merger Sub, and their respective Affiliates against the Company and any of its respective former, current, or future shareholders, directors, officers, employees, Affiliates, representatives or agents for any losses or damages suffered as a result of any breach of any representation, warranty, covenant or agreement made by the Company in this Agreement or in any certificate or other document delivered in connection herewith or the failure of the Merger to be consummated, or in respect of any oral representation made or alleged to have been made in connection herewith, in each case, in any circumstance in which Parent is permitted to terminate this Agreement and receive the Termination Fee pursuant to Section 8.5(b), and upon payment of such amounts if and when due, none of the Company or any of its respective former, current, or future shareholders, directors, officers, employees, Affiliates, agents or representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions (except for any reimbursement and expense obligations of the Company pursuant to Section 8.5(d) and Section 8.6) or in respect of any other document or theory of law or equity or in respect of oral representations made or alleged to be made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise, and, in such case, the receipt of the Termination Fee shall be deemed to be liquidated damages and not a penalty (and the payment of the Termination Fee in the circumstances specified herein is supported by due and sufficient consideration) for any and all losses and damages suffered or incurred by Parent, Merger Sub and each of their Affiliates and any other Person in connection with this Agreement (and the termination hereof), the Merger and the Transactions (and the abandonment or termination thereof) or any matter forming the basis for such termination and none of Parent, Merger Sub, their respective Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any Affiliate of the Company arising out of or in connection with this Agreement, the Merger or any of the Transactions (or the abandonment or termination thereof) or any matters forming the basis of such termination.

Section 8.6     Parent Expenses. Notwithstanding anything to the contrary in this Agreement, in the event of termination of this Agreement by (i) either party pursuant to Section 8.2(b) (or a termination by the Company pursuant to a different provision of Section 8.2 at a time when this Agreement was terminable pursuant to Section 8.2(b)) or (ii) Parent pursuant to Section 8.4(b), then the Company shall promptly, but in no event later than three business days after receipt of an invoice (with supporting documentation) therefor from Parent, pay Parent’s designee all of the reasonably documented out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants) actually and reasonably incurred by Parent, Merger Sub and their respective Affiliates in connection with this Agreement and the Transactions up to a maximum amount of $2.5 million (the “Parent Expenses”), by wire transfer of immediately available funds; provided, however, that in no event shall the Company have any obligation to make any such payment if, at the time of such termination, this Agreement was terminable by the Company pursuant to Section 8.3(b).

Section 8.7     Extension; Waiver. Subject to Section 9.5, at any time prior to the Effective Time, each party may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made by any other party hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of any other party hereto contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE 9
GENERAL PROVISIONS

Section 9.1     Survival. This Article 9 and the agreements of the Company, Parent and Merger Sub contained in Article 3 and Sections 6.8, 6.9, 6.10, 6.12 and 6.14 shall survive consummation of the Merger. All other representations, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

Section 9.2     Notices. Except as otherwise provided herein, any notice required to be given hereunder shall be sufficient if in writing and sent by facsimile or electronic transmission, courier service (with proof of service) or hand delivery, addressed as follows:

(a)     if to the Company, to it at:

Zoltek Companies, Inc.

3101 McKelvey Road

St. Louis, Missouri 63044

Attention: Zsolt Rumy, Chairman of the Board, President and Chief Executive Officer

Facsimile: (314) 997-7193

 with a copy, which will not constitute notice for purposes hereof, to:

Thompson Coburn LLP

One US Bank Plaza

St. Louis, Missouri 63101

Attention: Thomas A. Litz

Email: tlitz@thompsoncoburn.com

Facsimile: (314) 552-7072

(b)     if to Parent or Merger Sub, to it at:

Toray Industries, Inc.

Nihonbashi Mitsui Tower, 1-1

Nihonbashi-Muromachi 2-chome

Chuo-ku, Tokyo 103-8666

Japan

Attention: Masanori Kumada

                   General Manager

                   Torayca & Advanced Composites Business Planning & Administration Dept.

Email: Masanori_Kumada@nts.toray.co.jp

Facsimile: +81-3-3245-5703

with copies, which will not constitute notice for purposes hereof, to:

Izumi Garden Tower, 21st Floor

1-6-1 Roppongi, Minato-ku

Tokyo 106-6021 Japan

Attention: Mitsuhiro Kamiya

Email: Mitsuhiro.Kamiya@skadden.com

Facsimile: +81-3-3568-2626

and

Skadden, Arps, Slate, Meagher & Flom, LLP

525 University Avenue

Palo Alto, California 94301

Attention: Michael Mies

Email: Michael.Mies@skadden.com

Facsimile No.: (650) 470-4570

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated with acknowledgment of receipt, or personally delivered.

Section 9.3     Assignment; Binding Effect; Benefit. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Any purported assignment in violation of this Agreement is void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties hereto and their respective successors. Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of Section 6.10 and this Section 9.3, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective heirs, successors, executors and administrators any rights, remedies, obligations or liabilities under or by reason of this Agreement, other than (i) the right of the shareholders of the Company to receive the aggregate Per Share Merger Consideration after the Closing (a claim that may not be made unless and until the Effective Time shall have occurred) and (ii) the rights of the holders of Company Options to receive the amounts set forth in and pursuant to Section 3.3 (a claim that may not be made unless and until the Effective Time shall have occurred). The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.7 without notice or liability to any Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.4     Entire Agreement. This Agreement, the exhibits to this Agreement, the Company Disclosure Letter, the Parent Disclosure Letter, the Confidentiality Agreement and any other documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect thereto.

Section 9.5     Amendments. This Agreement may be amended by the parties hereto, by action taken or authorized by their boards of directors, at any time prior to the Effective Time; provided, however, that after the Company Shareholder Approval, no amendment may be made without further shareholder approval which by law requires further approval by the holders of Shares. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 9.6     Governing Law. This Agreement and the rights and obligations of the parties hereto shall be governed by and construed and enforced in accordance with the laws of the State of Missouri without regard to the conflicts of law provisions thereof that would cause the laws of any other jurisdiction to apply.

Section 9.7     Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

Section 9.8     Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only and shall be given no substantive or interpretative effect whatsoever.

Section 9.9     Interpretation. In this Agreement:

(a)     The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. Unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, words denoting any gender shall include all genders, and words denoting natural persons shall include corporations, limited liability companies and partnerships and vice versa. The words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation.”

(b)     The phrase “to the knowledge of” and similar phrases relating to knowledge of the Company or Parent, as the case may be, unless otherwise indicated, shall mean the actual knowledge after due inquiry of the individuals listed on Section 9.9(b) of the Company Disclosure Letter or the Parent Disclosure Letter, as the case may be.

(c)     “Affiliate” of a Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person.

(d)     “business day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York, New York or Tokyo, Japan.

(e)     “Confidentiality Agreement” means the Confidentiality Agreement dated May 9, 2013 by and between the Company and Toray Industries, Inc.

(f)     “Company Material Adverse Effect” means any change, event, violation, inaccuracy, circumstance, occurrence, effect or development that (x) has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole or (y) prevents or material impedes, materially interferes with or materially delays the consummation of the Transactions, including the Merger; provided, that none of the following, and no change, event, occurrence, effect or development to the extent arising out of or resulting from the following, shall constitute or be taken into account in determining whether a “Company Material Adverse Effect” has occurred or would reasonably be expected to occur: (i) any change, event, occurrence or effect generally affecting (A) the industries in which the Company and its Subsidiaries operate (including changes in commodity prices and the price of acrylonitrile) or (B) general economic conditions, political conditions or credit, financial or capital markets in the United States or elsewhere in the world, including changes in interest or exchange rates or policy announcements or regulatory changes related to exchange rates or interest rates; or (ii) any change, event, occurrence or effect arising out of, resulting from or attributable to (A) any change or proposed or prospective change after the date hereof in Applicable Laws, applicable regulations of any Governmental Authority, generally accepted accounting principles or accounting rules or standards (including the accounting rules and regulations of the SEC), or any change or proposed or prospective change after the date hereof in the interpretation or enforcement of any of the foregoing, (B) the announcement of this Agreement or the pendency or consummation of the Transactions, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees (including the loss or departure of officers or other employees) or regulators, or any shareholder or other litigation (or settlement thereof) relating to this Agreement or the Transactions, (C) hostilities, acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such hostilities, acts of war (whether or not declared), sabotage or terrorism, (D) pandemics, earthquakes, hurricanes, tornados or other natural disasters, (E) any action taken by the Company or its Subsidiaries at Parent’s or Merger Sub’s written request or compliance by the Company or its Subsidiaries with Section 6.5(c), (F) any change in the Company’s credit ratings, (G) any decline in the market price, or change in trading volume, of any capital stock of the Company, (H) any failure to meet any internal or public projections, forecasts or estimates of the Company’s revenue, earnings or other financial or operating performance or results of operations for any period, or (I) any loss, liability, charge, expense, reserve, recapture or settlement arising under that certain Subsidy Contract with the Government of the Republic of Hungary dated as of January 12, 2007, as amended and modified, so long as the Company has complied with its obligations under Section 6.1 hereof as applicable to such contract; provided, that (x) changes, events, occurrences or effects set forth in clauses (i)(A) through (B), (ii)(A), (ii)(C) and (ii)(D) above may be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect if and to the extent such changes, events, occurrences or effects have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, in relation to others in the industries in which the Company and its Subsidiaries operate, and (y) the underlying cause of any failure referred to in clause (ii)(F), (ii)(G) or (ii)(H) (if not otherwise falling within any of the other exceptions provided by clause (i) and clause (ii) above) may be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect.

(g)     “Parent Material Adverse Effect” means any change, event, occurrence, or effect that would reasonably be expected to prevent, materially impede, materially interfere with or materially delay the consummation by Parent and Merger Sub of the Transactions.

(h)     The term “Subsidiary,” when used with respect to any party, means any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such party directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such party or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

Section 9.10     Waivers. Except as provided in this Agreement, no action taken pursuant to this Agreement, including any investigation by or on behalf of any party, or delay or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default hereunder by any other party shall be deemed to impair any such right power or remedy, nor will it be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

Section 9.11     Severability. If any provision of this Agreement is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement, to the extent possible, in such a manner as to be valid, legal and enforceable but so as to retain most nearly the intent of the parties as expressed herein, and if such a modification is not possible, that provision will be severed from this Agreement, and all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party. Notwithstanding the foregoing, the parties hereto intend that the provisions of Article 8 and Section 9.12, including the remedies and limitations thereon (including Section 8.5(e)) be construed as an integral provision of this Agreement and that such provisions, remedies and limitations shall not be severable in any manner that diminishes a party’s rights hereunder or increases a party’s liability or obligations hereunder.

Section 9.12     Enforcement of Agreement.

(a)     The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the Merger and the Transactions) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and hereby agree that, unless this Agreement has been terminated in accordance with Article 8, in the event of any breach or threatened breach by the Company, on the one hand, or Parent and Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement.

(b)     Each of the parties agrees that it will not raise any objection to the availability of the equitable remedy of specific performance or other equitable relief as provided herein, including objections on the basis that (x) either party has an adequate remedy at law or equity or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. Until such time as Parent pays the Parent Fee, the remedies available to the Company pursuant to this Section 9.12 shall be in addition to any other remedy to which it is entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit the Company from, in the alternative, seeking to terminate this Agreement and collect the Parent Fee pursuant to Section 8.5. The parties hereto further agree that nothing set forth in this Section 9.12 shall require any party hereto to institute any proceeding for specific performance under this Section 9.12 prior to or as a condition to exercising any termination right under Article 8 (and/or receipt of any amounts due pursuant to Section 8.5), nor shall the commencement of any legal action or legal proceeding pursuant to this Section 9.12 or anything set forth in this Section 9.12 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article 8. For the avoidance of doubt, under no circumstances will the Company be entitled to monetary damages the aggregate amount of which, together with any portion of the Parent Fee paid to the Company by Parent pursuant to Section 8.5(c), exceeds the amount of the Parent Fee (plus any amounts payable pursuant to Section 8.5(d)).

Section 9.13     Consent to Jurisdiction and Venue. Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the state courts of the State of Missouri located in St. Louis County, Missouri, or the Federal court of the United States of America located in the Eastern District of Missouri, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or any of the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Missouri state court or, to the extent permitted by Applicable Law, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in any such Missouri state or Federal court, and (iv) waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Missouri state or Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.2. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Applicable Law.

Section 9.14     Waiver of Jury Trial. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREFOR.

Section 9.15     No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon or under this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto, and no Related Party shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim against the parties to this Agreement (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the Transactions or in respect of any oral representation made or alleged to be made in connection herewith. Without limiting the rights of the Company against Parent or Merger Sub hereunder, in no event shall the Company or any of its Affiliates, and the Company agrees not to and cause its Affiliates and its and its Affiliates’ Representatives not to, seek to enforce this Agreement against, make any claim for breach of this Agreement against, or seek to recover monetary damages from, any Related Party.

[Remainder of page intentionally left blank.]

The parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

THE COMPANY: ZOLTEK COMPANIES, INC.

By:	/s/ Zsolt Rumy
Name:	Zsolt Rumy
Title:	Chairman, President & Chief Executive Officer

PARENT: TORAY INDUSTRIES, INC.

By:	/s/ Moriyuki Onishi
Name:	Moriyuki Onishi
Title:	Senior Vice President, General Manager, Torayca & Advanced Composites Division

MERGER SUB: TZ ACQUISITION CORP.

By:	/s/ Minoru Yoshinaga
Name:	Minoru Yoshinaga
Title:	President

Signature Page to Agreement and Plan of Merger